Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

USF HOLDING CORP.,

SYSCO CORPORATION,

SCORPION CORPORATION I, INC. and

SCORPION COMPANY II, LLC

Dated as of December 8, 2013

ARTICLE I DEFINITIONS		1
1.1.	Definitions	1

ARTICLE II MERGERS		14
2.1.	Mergers	14
2.2.	Closing	15
2.3.	Effective Time	16
2.4.	Effects of the Mergers	16
2.5.	Certificate of Incorporation and By-Laws	16
2.6.	Directors and Officers	16
2.7.	Conversion of Shares and Equity Awards	17
2.8.	Dissenting Shares	18
2.9.	Payment of Merger Consideration	18
2.10.	Adjustment of Purchase Price	21
2.11.	Certain Adjustments	23
2.12.	Conversion of Shares in the Follow-On Merger	23

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		24
3.1.	Due Incorporation; Capitalization	24
3.2.	Due Authorization	26
3.3.	Consents and Approvals; No Violations	26
3.4.	Financial Statements; No Undisclosed Liabilities	27
3.5.	Title to Assets, etc.	29
3.6.	Intellectual Property	29
3.7.	Contracts	30
3.8.	Insurance	32
3.9.	Employee Benefit Plans	32
3.10.	Taxes	35
3.11.	Litigation	37
3.12.	Regulatory Matters	37
3.13.	Environmental Matters	37
3.14.	Absence of Changes	38
3.15.	Labor Relations; Compliance	38
3.16.	Real Property	39
3.17.	Brokers and Finders	40
3.18.	Affiliate Agreements	40
3.19.	Information Supplied	40
3.20.	Reorganization	41
3.21.	No Additional Representations	41

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS		41
4.1.	Due Incorporation; Capitalization	41
4.2.	Capital Structure	42
4.3.	Due Authorization	43

-i-

(continued)

4.4.	Consents and Approvals; No Violations	43
4.5.	Brokers and Finders	44
4.6.	Operations of Merger Subs	44
4.7.	Financial Statements	44
4.8.	Litigation	45
4.9.	Regulatory Matters	46
4.10.	Absence of Changes	46
4.11.	Financial Ability	46
4.12.	Information Supplied	46
4.13.	Taxes	47
4.14.	No Additional Representations	47

ARTICLE V COVENANTS		47
5.1.	Access to Information and Facilities	47
5.2.	Preservation of Company Business	49
5.3.	Preservation of Parent Business	52
5.4.	Exclusivity	52
5.5.	Efforts	53
5.6.	Certain Tax Matters	55
5.7.	Maintenance of Insurance	55
5.8.	Employment Matters	55
5.9.	Section 280G	57
5.10.	Public Announcements	58
5.11.	Indemnification of Directors and Officers	58
5.12.	Termination of Affiliate Agreements	59
5.13.	Appraisal Notice	60
5.14.	Financing	60
5.15.	Treatment of Certain Indebtedness	62
5.16.	Preparation of the Form S-4	66
5.17.	No Solicitation	68

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUBS		68
6.1.	Accuracy of Warranties	68
6.2.	Compliance with Agreements and Covenants	69
6.3.	HSR Clearance	69
6.4.	No Prohibition	69
6.5.	Company Stockholder Approval	69
6.6.	Form S-4	69

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		69
7.1.	Accuracy of Warranties	69
7.2.	Compliance with Agreements and Covenants	70
7.3.	HSR Clearance	70

-ii-

(continued)

7.4.	No Prohibition	70
7.5.	Company Stockholder Approval	70
7.6.	Form S-4	70
7.7.	Listing Approval	70
7.8.	Tax Opinion	70

ARTICLE VIII TERMINATION		70
8.1.	Termination	70
8.2.	Expenses	71
8.3.	Effect of Termination; Termination Fee	71
8.4.	Specific Performance	73

ARTICLE IX MISCELLANEOUS		73
9.1.	Nonsurvival of Representations and Warranties	73
9.2.	Amendment	73
9.3.	Notices	73
9.4.	Waivers	74
9.5.	Counterparts	75
9.6.	Interpretation	75
9.7.	APPLICABLE LAW	75
9.8.	Binding Agreement	75
9.9.	Assignment	75
9.10.	Third Party Beneficiaries	76
9.11.	No Recourse	76
9.12.	Release	76
9.13.	Further Assurances	77
9.14.	Entire Understanding	77
9.15.	JURISDICTION OF DISPUTES	77
9.16.	WAIVER OF JURY TRIAL	78
9.17.	Disclosure Letters	78
9.18.	Severability	78
9.19.	Construction	79

Exhibits

Exhibit A	Form of Stockholders Agreement
Exhibit B	Adjusted EBITDA; Illustrative Calculation
Exhibit C	Form of Voting Agreement

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of December 8, 2013, by and among USF Holding Corp., a Delaware corporation (“Company”), Sysco Corporation, a Delaware corporation, (“Parent”) , Scorpion Corporation I, Inc., a Delaware corporation (“Merger Sub One”) and Scorpion Company II, LLC, a Delaware limited liability company (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”). Certain capitalized terms used herein are defined in Article I.

W I T N E S S E T H:

WHEREAS, the boards of directors of Parent (on its own behalf and as the sole stockholder of Merger Sub One and sole member of Merger Sub Two) and each Merger Sub have approved the acquisition of the Company by Parent, by means of a merger of Merger Sub One with and into the Company (the “Initial Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, followed by the merger of the Company with and into Merger Sub Two (the “Follow-On Merger” and together with the Initial Merger, the “Mergers”), with Merger Sub Two continuing as the surviving entity and a wholly owned subsidiary of Parent (as such, the “Surviving Company”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (i) has determined that the Mergers are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement and the transactions contemplated hereby and (iii) is recommending the adoption of this Agreement by the stockholders of the Company;

WHEREAS, the parties intend that the Initial Merger and the Follow-On Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”), and that this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder; and

WHEREAS, Parent, CDR, KKR and the Significant Stockholders have entered into a Stockholders Agreement, in the form attached hereto as Exhibit A (the “Stockholders Agreement”), which shall become effective on the Closing Date.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements and warranties herein contained, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. The following terms shall have the following meanings for the purposes of this Agreement:

“2013 Adjusted EBITDA” shall mean the Operating Subsidiary’s Adjusted EBITDA for 2013 calculated in a manner consistent with the calculation thereof in the Company SEC

Documents (which is itself consistent with the Operating Subsidiary’s debt documents, as referred to in the Company SEC Documents) prior to the date hereof; provided that for purposes of the calculation of the Purchase Price, 2013 Adjusted EBITDA may not exceed 2013 EBITDA by greater than the Maximum Adjustment Amount. An illustrative calculation is set forth in Exhibit B.

“2013 EBITDA” shall mean the Operating Subsidiary’s net income (loss), plus interest expense, net, provision (benefit) for income taxes and depreciation and amortization expense for 2013, in each case calculated in a manner consistent with the calculation thereof in the Company SEC Documents prior to the date hereof.

“2013 EBITDA Statement” shall have the meaning set forth in Section 2.10(a).

“ABL Credit Agreement” shall have the meaning set forth in Section 5.15(f).

“ABS Credit Agreement” shall have the meaning set forth in Section 5.15(f).

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. For the purposes of this Agreement, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” and “Controlling” shall be construed accordingly. Notwithstanding the foregoing, for all purposes of this Agreement, in no event shall an Affiliate of the Company include any “portfolio company” (as such term is customarily used among institutional investors) of CDR, KKR, or any of their respective Affiliates.

“Affiliate Agreement” shall have the meaning set forth in Section 3.18.

“Aggregate Cash Amount” shall mean $500,000,000 minus the Transaction Bonus Pool.

“Aggregate Per Share Common Stock Merger Consideration” shall mean, with respect to each share of Common Stock, the per share amount determined by dividing (a) the sum of (i) the Aggregate Cash Amount, (ii) the product of (x) the Aggregate Share Amount multiplied by (y) the Closing Parent Common Stock Price, and (iii) the Option/EAR Proceeds, by (b) the Fully-Diluted Outstanding Stock immediately prior to the Effective Time. For purposes of this definition, all relevant calculations shall be performed in such manner as is necessary to identify and to disregard any Underwater Option/EAR.

“Aggregate Share Amount” means a number of shares of Parent Common Stock determined by dividing (a) the excess of the Purchase Price over the sum of (i) the Aggregate Cash Amount and (ii) the Transaction Bonus Pool by (b) the Reference Price.

“Agreement” shall mean this Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter and the exhibits hereto, as it and they may be amended from time to time.

“Assets” shall have the meaning set forth in Section 3.5.

“Balance Sheet Date” shall mean September 28, 2013.

“Benefit Plan” shall have the meaning set forth in Section 3.9(a).

“Burdensome Condition” shall have the meaning set forth in Section 5.5(e).

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in the State of New York are authorized or required by law or other action of a Governmental Authority to close.

“Canceled Shares” shall have the meaning set forth in Section 2.7(c)(i).

“CDR” shall mean Clayton, Dubilier & Rice, LLC.

“Certificate” shall mean a stock certificate which, immediately prior to the Effective Time, represents shares of Common Stock.

“Certificate of Incorporation” shall mean the certificate of incorporation of the Company, as amended from time to time.

“Closing” shall mean the consummation of the transactions contemplated herein.

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Closing Parent Common Stock Price” shall mean the volume weighted average, rounded to the nearest one tenth of a cent, of the last reported sale price of Parent Common Stock on the New York Stock Exchange (as reported in The Wall Street Journal) on the last trading day immediately preceding the date of the Effective Time.

“Closing Underfunded Amount” shall mean the Underfunded Amount as of the last day of the quarter prior to the quarter in which the Closing occurs (or, if the Underfunded Amount has not yet been calculated for such immediately preceding quarter pursuant to Section 2.10(c), the immediately preceding quarter (or, as applicable, the Signing Underfunded Amount)), as determined by Mercer in accordance with their customary terms and procedures prior to the date hereof, net of taxes calculated at a 37.8% tax rate.

“CMBS Transaction” shall have the meaning set forth in Section 5.15(g).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock” shall have the meaning set forth in Section 3.1(b).

“Common Stockholder” shall mean a holder of Common Stock.

“Company” shall have the meaning set forth in the Preamble.

“Company Disclosure Letter” shall have the meaning set forth in the introductory language to Article III.

“Company Material Adverse Effect” shall mean any change, event, fact, effect or occurrence that has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in determining whether there has been a Company Material Adverse Effect or whether a Company Material Adverse Effect could or would occur, any change, event, fact, effect or occurrence attributable to, arising out of, or resulting from any of the following shall be disregarded: (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which the Company and its Subsidiaries operate; (ii) the taking of any action required by this Agreement; (iii) the announcement of this Agreement or pendency of the Mergers, including any Litigation arising from the Mergers and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, sales representatives or employees of the Company or its Subsidiaries, in each case to the extent attributable to, arising out of or resulting from the announcement of this Agreement or pendency of the Mergers; (iv) the taking of any action expressly with the prior written approval of Parent; (v) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (vi) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (vii) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof; and (viii) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date hereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Material Adverse Effect); provided, further, that changes, events, facts, effects or occurrences set forth in clauses (i), (v), (vi) or (vii) may be taken into account in determining whether there has been, could or would be a Company Material Adverse Effect to the extent such changes, events, facts, effects or occurrences negatively and disproportionately adversely affect the Company and its Subsidiaries, taken as whole, in relation to other Persons in the principal industries of the Company and its Subsidiaries.

“Company Real Property” shall have the meaning set forth in Section 3.16(b).

“Company SEC Documents” shall have the meaning set forth in Section 3.4(b).

“Company Securities” shall have the meaning set forth in Section 3.1(b).

“Company Specified Representations” shall have the meaning set forth in Section 6.1.

“Competing Transaction” shall have the meaning set forth in Section 5.4.

“Competition Laws” shall mean all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” shall mean that certain confidentiality letter agreement, dated as of October 9, 2013, between the Company and Parent relating to the transactions contemplated hereby.

“Consent Solicitation” shall have the meaning set forth in Section 5.15(a).

“Contamination” or “Contaminated” shall mean the presence of Hazardous Substances in, on or under the soil, groundwater, surface water, air or other environmental media to an extent that any Response Action is legally required by any Governmental Authority under any Environmental Law with respect to such presence of Hazardous Substances.

“Continuing Employee” shall have the meaning set forth in Section 5.8(a).

“Continuing Shares” shall have the meaning set forth in Section 2.7(c)(ii).

“Controlled Group Liability” shall have the meaning set forth in Section 3.9(h).

“Credit Agreements” shall have the meaning set forth in Section 5.15(f).

“Debt Offers” shall have the meaning set forth in Section 5.15(a).

“Debt Offer Documents” shall have the meaning set forth in Section 5.15(a).

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended from time to time.

“DLLCA” shall mean the Limited Liability Company Act of the State of Delaware, as amended from time to time.

“Discharge” shall have the meaning set forth in Section 5.15(e).

“Dissenting Shares” shall have the meaning set forth in Section 2.8.

“D&O Insurance” shall have the meaning set forth in Section 5.11(b).

“DOJ” shall have the meaning set forth in Section 5.5(c).

“EAR” shall mean an equity appreciation right in respect of shares of Common Stock granted under a Benefit Plan that is settled in cash.

“Effective Time” shall have the meaning set forth in Section 2.3.

“Environmental Law” shall mean any applicable Law, common law doctrine or Permit pertaining to the protection of the environment, or to the extent relating to exposure to Hazardous Substances, the protection of human health and/or safety.

“Equity Award” shall mean an Option, EAR, Restricted Stock Award or RSU Award.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 2.9(a).

“Exchange Fund” shall have the meaning set forth in Section 2.9(a).

“Existing Credit Facility Terminations” shall have the meaning set forth in Section 5.15(f).

“Financing” shall have the meaning set forth in Section 5.14.

“Financing Sources” means any Person (other than Parent or any of its Affiliates) that has committed to provide or otherwise entered into agreements in connection with the Financing, each together with their respective Affiliates and permitted successors and assigns.

“Follow-On Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Follow-On Merger” shall have the meaning set forth in the Recitals.

“FTC” shall have the meaning set forth in Section 5.5(c).

“Fully-Diluted Outstanding Stock” shall mean, as of any date, the total number of shares of Common Stock outstanding as of such date, determined on a fully-diluted, as-if exercised basis and assuming the exercise (as applicable) and settlement of all Options, EARs, Restricted Stock Awards and RSU Awards (assuming that all shares of Common Stock underlying Options, EARs, Restricted Stock Awards and RSU Awards are delivered to the applicable holders and that no shares of Common Stock are withheld in payment of any applicable exercise price (or, in the case of EARs, “base value”) or tax obligations), whether or not exercised, exercisable, settled, eligible for settlement or vested; provided, however, that any Underwater Option/EAR shall be disregarded for purposes of this definition.

“GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” shall mean any U.S., state, local or foreign government, any governmental, regulatory or administrative body, agency or authority, any court or judicial authority or arbitration tribunal, whether national, federal, state or local or otherwise, or any Person lawfully empowered by any of the foregoing to enforce or seek compliance with any applicable Law.

“Hazardous Substance” shall mean any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material, pollutant, contaminant or waste, that is defined, classified, listed or regulated under, or requires a Response Action pursuant to, any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, without duplication, as of the date of determination (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such Person incurred in the ordinary course of business consistent with past practice), (iv) all lease obligations of such Person capitalized on the books and records of such Person, (v) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (vi) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (vii) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon, and (viii) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a wholly owned subsidiary of such Person. Section 1.1(b) of the Company Disclosure Letter sets forth all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, in each case in an amount in excess of $5,000,000.

“Independent Accountant” shall have the meaning set forth in Section 2.10(a).

“Initial Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Initial Merger” shall have the meaning set forth in the Recitals.

“Intellectual Property” shall mean any patents and patent applications, inventions (whether or not patentable), trademarks, trade names, service marks, domain names, copyrights and copyrightable works, trade secrets, know-how and other confidential or proprietary information.

“Interim Period” shall have the meaning set forth in Section 5.1.

“IRS” shall have the meaning set forth in Section 3.9(b).

“KKR” shall mean Kohlberg Kravis Roberts & Co. L.P.

“Knowledge of Parent” shall mean the actual knowledge of the individuals set forth on Section 1.1(c) of the Parent Disclosure Letter.

“Knowledge of the Company” shall mean the actual knowledge of the individuals set forth on Section 1.1(c) of the Company Disclosure Letter.

“Latest Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Operating Subsidiary and its Subsidiaries, dated as of September 28, 2013, as set forth in the Company SEC Documents.

“Latest Parent Balance Sheet” shall mean the unaudited consolidated balance sheet of Parent and its Subsidiaries, dated as of September 28, 2013, as set forth in the Parent SEC Documents.

“Laws” shall have the meaning set forth in Section 3.12(a).

“Leased Real Property” shall mean real property which the Company or any of its Subsidiaries, as of the date of this Agreement, leases, subleases or occupies as tenant, subtenant or occupant pursuant to any Lease.

“Leases” shall mean leases, subleases or other occupancy agreements (together with any and all amendments and modifications thereto and any guarantees thereof).

“Letter of Transmittal” shall have the meaning set forth in Section 2.9(b)(i).

“Liabilities” shall have the meaning set forth in Section 3.4(a).

“License” shall have the meaning set forth in Section 3.6(b).

“Liens” shall mean liens, encumbrances, mortgages, charges, claims, restrictions, pledges, security interests, title defects, easements, rights-of-way, covenants, encroachments or other similar adverse claims of any kind with respect to a property or asset.

“Litigation” shall have the meaning set forth in Section 3.11.

“Material Contracts” shall have the meaning set forth in Section 3.7(a).

“Maximum Adjustment Amount” shall mean the sum of (i) $161,000,000.00, (ii) the non-cash impact of LIFO (but only to the extent that such non-cash impact of LIFO is included in 2013 EBITDA) and (iii) the aggregate amount of expenses incurred by the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement (solely to the extent such expenses have reduced 2013 EBITDA, and which aggregate amount of expenses shall in no event include any amounts paid or payable to the Significant Stockholders either pursuant to the letter agreements between the Company and each of CDR and KKR, each dated as of November 23, 2009, or otherwise).

“Mergers” shall have the meaning set forth in the Recitals.

“Merger Sub One” shall have the meaning set forth in the Preamble.

“Merger Sub Two” shall have the meaning set forth in the Preamble.

“Merger Subs” shall have the meaning set forth in the Preamble.

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Multiple Employer Plan” shall mean a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

“Non-Recourse Party” shall have the meaning set forth in Section 9.11.

“Note Indenture” means the Indenture, dated as of May 11, 2011, among the Operating Subsidiary, the subsidiary guarantors party thereto, and Wilmington Trust, National Association as Trustee (the “Note Trustee”), governing the Notes.

“Notes” shall have the meaning set forth in Section 5.15(a).

“Operating Subsidiary” shall mean US Foods, Inc.

“Option/EAR Proceeds” shall mean the aggregate exercise price (or, in the case of EARs, “base value”) that would be payable to the Company upon exercise of all Options and EARs that are outstanding immediately prior to the Effective Time (assuming that an amount in cash equal to the full exercise price (or base value) of each Option or EAR were delivered to the Company, regardless of whether the Option or EAR requires payment of an exercise price or base value); provided, however, that any Underwater Option/EAR shall be disregarded for purposes of this definition.

“Options” shall mean the outstanding options to purchase shares of Common Stock granted under a Benefit Plan.

“Order” shall mean any award, judgment, injunction, determination, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority or private arbitrator of competent jurisdiction.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.

“Owned Intellectual Property” shall have the meaning set forth in Section 3.6(a).

“Owned Real Property” shall mean all real property owned by the Company or any of its Subsidiaries as of the date of this Agreement, together with all structures, facilities, improvements and fixtures presently or hereafter located thereon or attached thereto.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Blackout Period” shall mean any regular quarterly period during which directors and executive officers of Parent are not permitted to trade Parent securities under the insider trading policy of Parent then in effect.

“Parent Common Stock” shall have the meaning set forth in Section 4.2(a).

“Parent Disclosure Letter” shall have the meaning set forth in the introductory language to Article IV.

“Parent Material Adverse Effect” shall mean any change, event, fact, effect or occurrence that has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that in determining whether there has been a Parent Material Adverse Effect or whether a Parent Material Adverse Effect could or would occur, any change, event, fact, effect or occurrence attributable to, arising out of, or resulting from any of the following shall be disregarded: (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which Parent and its Subsidiaries operate; (ii) the taking of any action required by this Agreement; (iii) the announcement of this Agreement or pendency of the Mergers, including any Litigation arising from the Mergers and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, sales representatives or employees of Parent or its Subsidiaries, in each case to the extent attributable to, arising out of or resulting from the announcement of this Agreement or pendency of the Mergers; (iv) the taking of any action expressly with the prior written approval of the Company; (v) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (vi) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (vii) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof; and (viii) the failure, in and of itself, of Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date hereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Material Adverse Effect); provided, further, that changes, events, facts, effects or occurrences set forth in clauses (i), (v), (vi) or (vii) may be taken into account in determining whether there has been, could or would be a Parent Material Adverse Effect to the extent such changes, events, facts, effects or occurrences negatively and disproportionately adversely affect Parent and its Subsidiaries, taken as whole, in relation to other Persons in the principal industries of Parent and its Subsidiaries.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.2(a).

“Parent Related Parties” shall have the meaning set forth in Section 8.3(a).

“Parent SEC Documents” shall have the meaning set forth in Section 4.7(b).

“Parent Securities” shall have the meaning set forth in Section 4.2(a).

“Parent Specified Representations” shall have the meaning set forth in Section 7.1.

“Payoff Amount” shall have the meaning set forth in Section 6.5.

“Payoff Letter” shall have the meaning set forth in Section 6.5.

“PBGC” shall have the meaning set forth in Section 3.9(g).

“Per Option/EAR Merger Consideration” shall mean (a) with respect to each Option or EAR that is not an Underwater Option/EAR, an amount equal to (i) the Aggregate Per Share Common Stock Merger Consideration, minus (ii) the exercise price (or, in the case of EARs “base value”) of such Option or EAR, and (b) with respect to each Underwater Option/EAR, an amount equal to zero.

“Per Share Cash Amount” means the quotient of (x) the difference of (i) the Aggregate Cash Amount minus (ii) the aggregate Per Option/EAR Merger Consideration divided by (y) the Fully-Diluted Outstanding Stock (but determined without regard to Options or EARs) immediately prior to the Effective Time.

“Per Share Common Stock Merger Consideration” shall mean, with respect to each share of Common Stock, the sum of (i) the Per Share Cash Amount and (ii) the Per Share Stock Amount.

“Per Share Stock Amount” shall mean, with respect to each share of Common Stock, the quotient of the Aggregate Share Amount divided by the Fully-Diluted Outstanding Stock (but determined without regard to Options or EARs) immediately prior to the Effective Time.

“Permits” shall have the meaning set forth in Section 3.12(b).

“Permitted Liens” shall mean (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the consolidated financial statements included in the Company SEC Documents filed prior to the date hereof, in accordance with GAAP; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith, and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters set forth in the title insurance policies for Owned Real Property provided to Parent, none of which materially and adversely interferes with the present use of, such real property; (f) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate; (g) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially detracts from the value of or materially and adversely interferes with the present use of, such real property; and (h) Liens set forth on Section 1.1(d) of the Company Disclosure Letter.

“Person” shall mean an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, Governmental Authority or any other organization or entity of any kind (other than the Company or its Subsidiaries).

“Purchase Offer” shall have the meaning set forth in Section 5.15(a).

“Purchase Price” shall mean $3,500,000,000 minus (a) the product of (i) 9.5 and (ii) the amount, if any, by which (A) $840,000,000 exceeds (B) 2013 Adjusted EBITDA and minus (b) the lesser of (i) the Signing Underfunded Amount and (ii) the Closing Underfunded Amount.

“Reference Price” shall mean $33.67.

“Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying or seeping into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Released Claim” shall have the meaning set forth in Section 9.12.

“Released Party” shall have the meaning set forth in Section 9.12.

“Releasing Party” shall have the meaning set forth in Section 9.12.

“Representatives” shall have the meaning specified in Section 5.14.

“Response Action” shall mean any action taken by any Person to investigate, abate, monitor, remediate, remove, mitigate or otherwise address any violation of Environmental Law by the Company or its Subsidiaries, any Contamination of any property owned, leased or occupied by the Company or its Subsidiaries or any Release or threatened Release of Hazardous Substances, including any such action that would be a “response” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 (25).

“Restricted Stock Award” shall mean an award of restricted shares of Common Stock granted under a Benefit Plan.

“Reverse Termination Fee” shall have the meaning set forth in Section 8.3(a).

“RSU Award” shall mean an award of restricted stock units denominated in respect of shares of Common Stock granted under a Benefit Plan.

“Runoff D&O Insurance” shall have the meaning set forth in Section 5.11(b).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Secured Term Loan Agreement” shall have the meaning set forth in Section 5.15(f).

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder.

“Significant Stockholders” shall mean Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR USF Co-Investor L.P., and CDR USF Co-Investor No. 2, L.P., and KKR 2006 Fund, L.P., KKR PEI Investments, L.P., KKR Partners III, L.P. and OPERF Co-Investment LLC.

“Signing Underfunded Amount” shall mean $68.9 million.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Stockholders Agreement” shall have the meaning set forth in the Recitals.

“Subsidiary” shall mean, with respect to any Person, another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing person or body (or, if there are no such voting interests, more than fifty (50%) of the equity interests of which) is owned directly or indirectly by such first Person.

“Subsidiary Securities” shall have the meaning set forth in Section 3.1(c).

“Surviving Company” shall have the meaning set forth in the Recitals.

“Takeover Law” shall mean any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Tax” shall mean all U.S. federal, state, local or foreign taxes, imposts, levies or other assessments, including any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including Section 59A of the Code), alternative or add-on, value added, registration, escheat or unclaimed property, occupancy, capital stock, unincorporated business, unemployment, disability, workers compensation, accumulated earnings, personal holding company, annual reports, windfall profits or other taxes, duties, charges, fees, levies or other assessments of any nature whatsoever imposed by any Governmental Authority, together with all interest, penalties or additions to tax imposed with respect thereto.

“Tax Proceeding” shall mean any audit, examination, investigation, claim, contest, dispute, litigation or other proceeding with respect to Taxes or by or against any Taxing Authority.

“Tax Returns” shall mean any report, return (including any information return), declaration, claim for refund or other document filed or required to be filed with any Taxing Authority or jurisdiction with respect to Taxes, including any attachment thereto and any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Third Party Interests” shall mean any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any third party Person.

“Title IV Plan” shall have the meaning set forth in Section 3.9(g).

“Transaction Bonus Pool” shall have the meaning set forth in Section 5.2(c) of the Company Disclosure Schedule.

“Treasury Regulations” shall have the meaning set forth in the Recitals.

“Underfunded Amount” shall mean the excess (if any) of (a) the “pension benefit obligation” over (b) the “fair value of plan assets” as of the measurement date required under this Agreement, in each case as such terms are used in, and such amounts are calculated, in accordance with GAAP, consistent with the methodology used for purposes of presentation in the Operating Subsidiary’s Notes to Consolidated Financial Statements as of and for its fiscal year ended December 29, 2012 as filed with the SEC prior to the date of this Agreement. For purposes of clarification, (i) the “pension benefit obligation” shall be determined using the appropriate discount rate as of each date for which this amount is required to be calculated under this Agreement, and such discount rates shall be determined using a methodology consistent with that used in the Operating Subsidiary’s Notes to Consolidated Financial Statements as of and for its fiscal year ended December 29, 2012 as filed with the SEC prior to the date of this Agreement and (ii) the “fair value of plan assets” referenced above shall be as of each date for which this amount is required to be calculated under this Agreement.

“Underwater Option/EAR” shall mean any Option or EAR with an exercise price (or in the case of an EAR, “base value”) equal to or in excess of the Aggregate Per Share Common Stock Merger Consideration.

“Union Employee” shall have the meaning set forth in Section 5.8(a).

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended from time to time, and any applicable state or local mass layoff or plant-closing Laws.

ARTICLE II

MERGERS

2.1. Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub One shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DGCL. Following the Initial Merger, the Company shall continue as the surviving corporation and the separate corporate existence of Merger Sub One shall cease.

(b) Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Effective Time, Parent shall cause the Company to be merged with and into Merger Sub Two, in accordance with the terms of, and subject to the conditions set forth in, this Agreement, the DGCL and the DLLCA. Following the Follow-On Merger, Merger Sub Two shall continue as the Surviving Company and the separate corporate existence of the Company shall cease.

2.2. Closing.

(a) The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 A.M. on the later of (i) the fifth (5th) Business Day after the date of the satisfaction or waiver of the conditions precedent set forth in Article VI and Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) and (ii) the date on which the 2013 Adjusted EBITDA has been finally determined in accordance with Section 2.10 or such other date, time and place as may be agreed by Parent and the Company; provided that, in the event that on any date on which the Closing would have otherwise occurred, the Company shall have failed to deliver to Parent the Audited Annual Financials for each of the three most recently ended fiscal years that have ended at least 95 days (or 80 days in the case of any fiscal year ended after December 31, 2013) prior to such date, or failed to deliver the Quarterly Financials for each subsequent interim quarterly period that has ended at least 45 days prior to such date, the Closing shall occur no earlier than the date that is the later of (x) the 20th calendar day after the date such Audited Annual Financials and Quarterly Financials have been delivered and (y) in the event that such financials are delivered during a Parent Blackout Period, the 10th Business Day after the end of such Parent Blackout Period, unless Parent shall otherwise consent, in its sole discretion; provided further that in no event shall the Closing be delayed pursuant to the immediately preceding proviso to a date that is later than the Termination Date (as it may be extended pursuant to Section 8.1(b)). The date on which the Closing actually occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”

(b) At or prior to the Closing, the Company shall deliver the following to Parent:

(i) a certificate, dated the Closing Date, of a senior executive officer of the Company to the effect set forth in Section 6.1 and Section 6.2; and

(ii) (A) a duly executed certificate, dated as of the Closing Date, satisfying the requirements of Treasury Regulation Section 1.1445-2(c)(3), to the effect that no interest in the Company is a “United States real property interest” within the meaning of Section 897(c)(1) of the Code and (B) a notice of such certification to the Internal Revenue Service satisfying the requirements of Treasury Regulation Section 1.897-2(h).

(c) At or prior to the Closing, Parent and the Merger Subs shall deliver to the Company certificates, dated the Closing Date, of a senior executive officer of Parent to the effect set forth in Section 7.1 and Section 7.2.

2.3. Effective Time. Contemporaneously with the Closing, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL (the “Initial Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL. The Initial Merger shall become effective at the time of filing of the Initial Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed and designated in the Initial Certificate of Merger as the effective time of the Initial Merger (the “Effective Time”). Immediately following the Effective Time, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL and Section 18-209 of the DLLCA (the “Follow-On Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL and the DLLCA. The Follow-On Merger shall become effective at the time of filing of the Follow-On Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA, or at such later time which the parties hereto shall have agreed and designated in the Follow-On Certificate of Merger as the effective time of the Follow-On Merger

2.4. Effects of the Mergers. The Mergers shall have the effects set forth in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, (a) at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub One shall vest in the Company as the surviving corporation in the Initial Merger, and all debts, liabilities, obligations and duties of the Company and Merger Sub One shall become the debts, liabilities, obligations and duties of the Company as the surviving corporation in the Initial Merger, and (b) at the effective time of the Follow-On Merger, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub Two shall vest in Merger Sub Two as the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Sub Two shall become the debts, liabilities, obligations and duties of the Surviving Company.

2.5. Certificate of Incorporation and By-Laws. The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation of the surviving company in the Initial Merger as of the Effective Time, and the bylaws of Merger Sub One in effect immediately prior to the Effective Time shall be the by-laws of the surviving company in the Initial Merger as of the Effective Time, until amended in accordance with applicable Law. The articles of formation of Merger Sub Two in effect immediately prior to the effective time of the Follow-On Merger shall be the articles of formation of the Surviving Company, and the limited liability company agreement of Merger Sub Two in effect immediately prior to the effective time of the Follow-On Merger shall be the limited liability company agreement of the Surviving Company.

2.6. Directors and Officers. Until duly removed or until successors are duly elected or appointed and qualified, the directors of Merger Sub Two immediately prior to the effective time of the Follow-On Merger shall be the initial directors of the Surviving Company as of the effective time of the Follow-On Merger, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company as of the effective time of the Follow-On Merger.

2.7. Conversion of Shares and Equity Awards. At the Effective Time, by virtue of the Initial Merger and without any action on the part of any party:

(a) Each share of common stock, par value $0.01 per share, of Merger Sub One issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the surviving corporation in the Initial Merger.

(b) Each share of Common Stock (including any share of Common Stock underlying a Restricted Stock Award, as set forth in Section 2.9(a)) issued and outstanding immediately prior to the Effective Time (other than Canceled Shares, Continuing Shares or Dissenting Shares) and all rights in respect thereof, shall, by virtue of the Initial Merger and without any action on the part of the holder thereof, be converted into the right to receive the Per Share Common Stock Merger Consideration, and such shares shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of a Certificate (or uncertificated shares as reflected in the books and records of the Company) that immediately prior to the Effective Time represented any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Common Stock Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such shares of Common Stock in accordance with Section 2.9(b), without interest. For the avoidance of doubt, as provided in Section 2.9(b)(vi), the right of any holder of a share of Common Stock to receive the Per Share Common Stock Merger Consideration shall be subject to and reduced by the amount of any required withholding under applicable Tax Law.

(c) (i) Each share of Common Stock held by the Company as treasury stock or held directly by Parent, or a Merger Sub, in each case, immediately prior to the Effective Time (the “Canceled Shares”), shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(ii) Each share of Common Stock held by any direct or indirect wholly owned Subsidiary of the Company, any direct or indirect wholly owned Subsidiary of Parent (other than a Merger Sub) or any direct or indirect wholly owned Subsidiary of a Merger Sub immediately prior to the Effective Time (the “Continuing Shares”) shall be converted into such number of shares of Parent Common Stock equal to the sum of (A) such number of shares of Parent Common Stock equal to the quotient of the Per Share Cash Amount divided by the Closing Parent Common Stock Price and (B) the Per Share Stock Amount (provided, for the avoidance of doubt, that it is understood that in the event there are any Continuing Shares outstanding immediately prior to the Effective Time, the Aggregate Share Amount and related calculations will be adjusted as necessary to preserve the original intent of the parties).

(d) Each Option and EAR outstanding and unexercised immediately prior to the Effective Time and each Restricted Stock Award and RSU Award, and all rights in respect thereof, shall become fully vested upon the Initial Merger and by virtue of the Initial Merger and without any action on the part of the holder thereof, shall be converted into, and shall represent solely, the right to receive the applicable payments set forth in Section 2.9(a), and all such Equity Awards shall otherwise cease to be outstanding, shall be canceled and cease to exist.

2.8. Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Mergers or consented thereto in writing and who shall have properly demanded and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Per Share Common Stock Merger Consideration. Such stockholders instead shall only be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have waived, withdrawn, or otherwise are not entitled to, the right to appraisal of such shares of Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been canceled and converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Common Stock Merger Consideration upon surrender in the manner provided in Section 2.9. The Company shall (i) give Parent prompt notice of any notice or demand for appraisal or payment for shares of Common Stock or any withdrawals of such demands received by the Company, (ii) give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands and (iii) not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle any such demands.

2.9. Payment of Merger Consideration.

(a) Prior to the Closing, Parent shall appoint a bank or trust company of national recognition reasonably acceptable to the Company, or Parent’s transfer agent, to act as exchange agent (the “Exchange Agent”) hereunder. At the Closing, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of shares of Common Stock, for exchange in accordance with this Section 2.9, (i) certificates or evidence of book-entry shares representing the shares of Parent Common Stock included in the Aggregate Per Share Common Stock Merger Consideration and (ii) cash representing the sum of (A) the Aggregate Cash Amount plus (B) cash necessary to pay in lieu of fractional shares pursuant to Section 2.9(b)(ix) (such shares of Parent Common Stock together with such cash, the “Exchange Fund”). On the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each Common Stockholder who has surrendered its Certificates, if applicable, and a properly completed and duly executed Letter of Transmittal at least two (2) Business Days prior to the Closing Date, the Per Share Common Stock Merger Consideration for each share of Common

Stock held by such Common Stockholder, and following the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each other Common Stockholder the Per Share Common Stock Merger Consideration for each share of Common Stock held by such Common Stockholder, in each case in accordance with the procedures set forth herein, and Parent shall pay (i) to the Surviving Company for payment to each holder of Restricted Stock Awards or RSU Awards, the Per Share Common Stock Merger Consideration for each outstanding Restricted Stock Award or RSU Award held by such individual, less any applicable withholding Taxes and (ii) cash to the Surviving Company for payment to each holder of Options or EARs, the Per Option/EAR Merger Consideration for each outstanding and unexercised Option or EAR held by such individual, less any applicable withholding Taxes.

(b) The following provisions shall be applicable to payment of the Per Share Common Stock Merger Consideration and the Per Option/EAR Merger Consideration:

(i) Prior to the Effective Time, the Company will deliver or mail or will cause to be delivered or mailed to each record holder of shares of Common Stock a letter of transmittal in a form prepared by Parent and reasonably satisfactory to the Company (the “Letter of Transmittal”), which shall specify that delivery shall be effected, only upon proper delivery of the related Certificates (or, for holders of uncertificated shares, upon proper delivery of a fully executed Letter of Transmittal) in accordance therewith to the Company or the Surviving Company, as applicable, and instructions for use in surrendering such shares of Common Stock and receiving the Per Share Common Stock Merger Consideration in respect of the Common Stock evidenced thereby. Upon the surrender of each such Certificate, if applicable , and a properly completed and duly executed Letter of Transmittal at least two (2) Business Days prior to the Closing Date, the Exchange Agent shall, at the Effective Time, pay the holder of such shares of Common Stock the Per Share Common Stock Merger Consideration, in consideration therefor, and such shares of Common Stock and any related Certificate shall forthwith be canceled. Upon the surrender of each such Certificate, if applicable, and a properly completed and duly executed Letter of Transmittal any time after the date that is two (2) Business Days prior to the Closing Date, the Exchange Agent shall, no earlier than at the Closing and as soon as reasonably practicable, pay the holder of such shares of Common Stock the Per Share Common Stock Merger Consideration, in consideration therefor, and such shares of Common Stock and any related Certificate shall forthwith be canceled. Until so surrendered, each such Certificate (other than Certificates representing Canceled Shares or Continuing Shares) shall represent solely the right to receive the Per Share Common Stock Merger Consideration relating thereto.

(ii) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Company of any shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, shares of Common Stock are presented to the Exchange Agent, they shall be surrendered and canceled against delivery of the Per Share Common Stock Merger Consideration as provided in this Article II.

(iii) No interest shall accrue or be paid on the Per Share Common Stock Merger Consideration payable upon the delivery of Certificates or Letters of Transmittal.

None of Parent, the Surviving Company, the Exchange Agent or any of their respective Affiliates shall be liable to a Common Stockholder or holder of Equity Awards for any cash or interest thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by Common Stockholders or amounts unclaimed by holders of Equity Awards twelve (12) months after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of the Surviving Company free and clear of any claim or interest of any Person previously entitled thereto. The Exchange Agent will notify Parent prior to the time that any portion of the Exchange Fund which remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar laws and, at Parent’s option, such portion shall be paid to Parent.

(iv) After the Effective Time, any Common Stockholders or holder of Equity Awards will be entitled to look only to the Surviving Company for payment of their respective claims for the consideration set forth in this Article II, without interest thereon, but will have no greater rights against the Surviving Company than may be accorded to general creditors thereof under applicable Law.

(v) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue, or will cause to be issued, in exchange for such lost, stolen or destroyed Certificate the payments with respect to such Certificate to which such Person is entitled pursuant to this Article II; provided, that the Person to whom such payments are made shall, as a condition precedent to the payment thereof, indemnify Parent and the Surviving Company against any claim that may be made against Parent, a Merger Sub or the Surviving Company with respect to the Certificate claimed to have been lost, stolen or destroyed.

(vi) Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, Parent, the Merger Subs and the Surviving Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(vii) If payment of the Per Share Common Stock Merger Consideration in respect of a share of Common Stock is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of Parent that such Taxes either have been paid or are not payable.

(viii) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or uncertificated shares of Common Stock) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect any cash portion of Per Share Common Stock Merger Consideration or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate (or uncertificated shares of Common Stock) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or uncertificated shares of Common Stock), there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, (1) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.9(b)(ix) and (2) the amount of dividends or other distributions declared on the shares of Parent Common Stock with a record date after the Effective Time and a payment date prior to such surrender that is payable with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(ix) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Common Stock pursuant to this Article II. Notwithstanding any other provision of this Agreement, each holder of shares of Common Stock converted pursuant to the Initial Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the Closing Parent Common Stock Price.

(x) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to this Section 2.9 and any losses resulting from such investments will be made up by Parent to the extent necessary to pay the Per Share Common Stock Merger Consideration.

2.10. Adjustment of Purchase Price.

(a) On or prior to March 28, 2014, the Company shall provide Parent with a statement setting forth the calculation of 2013 EBITDA, 2013 Adjusted EBITDA and the Maximum Adjustment Amount, prepared in good faith (the “2013 EBITDA Statement”), which shall reflect the same 2013 Adjusted EBITDA included in the Operating Subsidiary’s Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 28, 2013 (without giving effect to the Maximum Adjustment Amount). Not less than five (5) Business Days following the receipt of the 2013 EBITDA Statement, Parent shall notify the Company in writing in the event that it disputes any aspect of the 2013 EBITDA Statement, which note shall include reasonable detail about such disputes (it being understood and agreed by Parent that any disputes must be limited to disputes relating to whether 2013 Adjusted EBITDA has been properly calculated in accordance with the definitions and procedures set forth in this Agreement and the Exhibits hereto, and may not include any disputes relating to proposed changes or modifications to such definitions or procedures). During such five (5) Business Day period, the Company and its accountants will provide Parent and its accountants with reasonable access to such individuals and such information, books, records and work papers as may be reasonably required by Parent in order to reasonably verify such calculations; provided, however, that external accountants shall not be obliged to make any work papers available to Parent except in accordance with such accountants’ normal disclosure procedures and then only after Parent and/or Parent’s accountants, as applicable, has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. If Parent does not provide such notice of dispute within such five (5) Business Day period, the amount set forth on the 2013 EBITDA Statement shall be the 2013 Adjusted EBITDA for the purposes of the Closing. If Parent provides such notice of dispute within such five (5) Business Day period, the Company and Parent shall promptly negotiate in good faith to expeditiously resolve any such dispute. The amount so agreed following such negotiations shall be the 2013 Adjusted EBITDA for the purposes of the Closing. If the Company and Parent are unable to resolve any differences that they may have with respect to the 2013 EBITDA Statement within five (5) Business Days, the Company and Parent shall submit all matters that remain in dispute with respect to the 2013 EBITDA Statement (along with a copy of the 2013 EBITDA Statement marked to indicate those line items that are not in dispute) to PricewaterhouseCoopers LLP, or, if such firm is unable or unwilling to act, such other independent certified public accountant reasonably mutually acceptable to Parent and the Company (in any such case, the “Independent Accountant”). The Independent Accountant, acting as an expert and not an arbitrator, shall be jointly instructed by Parent and the Company to, within fifteen (15) Business Days after such Person’s selection, make a final determination, binding on the parties to this Agreement and the holders of Common Stock, of the appropriate calculation of 2013 Adjusted EBITDA as to which Parent and the Company disagree. With respect to each disputed calculation, such determination, if not in accordance with the position of either Parent, on the one hand, or the Company, on the other hand, shall not be in excess of the higher, nor less than the lower, of the calculation advocated by the Company and Parent with respect to such disputed line item. The Independent Accountant’s determination shall be made in accordance with the definition in this Agreement of 2013 EBITDA, 2013 Adjusted EBITDA and the Maximum Adjustment Amount, as applicable. If after the delivery of the 2013 EBITDA Statement but prior to the Closing, there shall be a change in any component of the 2013 EBITDA Statement, the Company shall update the 2013 EBITDA Statement accordingly to reflect such change, and Parent shall be given an equivalent opportunity to dispute any such updated portion of the 2013 EBITDA Statement as applied with respect to the original delivery of such statement.

(b) The cost of the Independent Accountant’s review and determination shall be shared equally by Parent on the one hand and the Company on the other hand. During the review by the Independent Accountant, the Company and its accountants will make available to the Independent Accountant interviews with such individuals, and such information, books, records and work papers as may be reasonably required by the Independent Accountant to fulfill its obligations under Section 2.10(c); provided, however, that the external accountants shall not be obliged to make any work papers available to the Independent Accountant except in accordance with such accountants’ normal disclosure procedures and then only after the Independent Accountant has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. In acting under this Agreement, the Independent Accountant will be entitled to the privileges and immunities of an arbitrator.

(c) The Company shall, during the Interim Period, engage Mercer to calculate the Underfunded Amount as of the last day of each quarter following the date hereof, beginning with the quarter ending December 28, 2013, with such calculation to be performed in accordance with their customary terms and procedures prior to the date hereof and to be completed no later than the 18th day following the last day of such applicable quarter and promptly delivered in writing to Parent with a copy of the calculation prepared by Mercer.

2.11. Certain Adjustments. If, during the Interim Period (and as permitted by Section 5.2), the outstanding shares of Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Per Share Common Stock Merger Consideration and the Per Option/EAR Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.11 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.12. Conversion of Shares in the Follow-On Merger. At the effective time of the Follow-On Merger, by virtue of the Follow-On Merger and without any action on the part of any party, each share of common stock, par value $0.01 per share, of the Company as the surviving corporation in the Initial Merger issued and outstanding immediately prior to the effective time of the Follow-On Merger shall be converted into and become one limited liability company interest of the Surviving Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in and reasonably apparent from the Company SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein) or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and any such other representations, warranties or covenants where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Parent and the Merger Subs as follows:

3.1. Due Incorporation; Capitalization.

(a) Each of the Company and its Subsidiaries is duly organized, validly existing and, where such concept is applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, with all requisite power and authority to own, lease and operate its respective assets and properties as they are now being owned, leased and operated and to carry on its business as now conducted, except, with respect to the Company’s Subsidiaries other than the Operating Subsidiary, where the failure to be so duly organized, validly existing or in good standing would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and, where such concept is applicable, is in good standing in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. The Company has delivered to Parent complete copies of the Organizational Documents of the Company and each of its Subsidiaries as of the date hereof and as currently in effect, and none of the Company and its Subsidiaries is in violation of any provision of such Organizational Documents in any material respect.

(b) The entire authorized capital stock of the Company is 600,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), 456,647,231 of which are issued and outstanding as of the date of this Agreement, including 605,604 shares of Common Stock currently subject to Restricted Stock Awards. Of such authorized shares, as of the date of this Agreement, (w) 24,749,110 shares of Common Stock are currently subject to Options, (x) 1,724,000 phantom shares of Common Stock are currently subject to EARs, (y) 3,247,638 shares of Common Stock are currently subject to RSU Awards and (z) 18,355,916 shares of Common Stock are reserved for issuance pursuant to future awards under the Benefit Plans. Section 3.1(b)(i) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of (1) each holder of Common Stock, including the number of shares of Common Stock held by such holder, (2) each holder of Equity Awards, specifying, on a holder-by-holder basis (i) the name of each holder, (ii) the number of shares of Common Stock subject to each such award, (iii) the grant date of each such award, (iv) the exercise price for each Option or the base value for each EAR and (v) the expiration date of each Option. No Option is intended to qualify as an “incentive stock option” under Section 422 of the Code. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. Such shares have been issued in compliance with all applicable state and federal Laws concerning the issuance of securities. No shares of the Common Stock are subject to or were issued in violation of the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Certificate of Incorporation or by-laws of the Company or any agreement to which the Company is a party or otherwise bound. Except as set forth in this Section 3.1 and in Section 3.1(b)(ii) of the Company Disclosure Letter, as of the date of this Agreement, there are no (i) issued and outstanding shares of capital stock of or other voting or equity interests in the Company, (ii) securities of the Company convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iii) options, warrants or other rights or agreements to acquire from the Company, or other obligation of the Company to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iv) voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, (v) obligations restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, or (vi) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or other agreements or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, or stock price performance or other attribute of the Company or any of its Subsidiaries or any of their businesses or assets are calculated in accordance therewith (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. No Subsidiary of the Company owns any shares of capital stock of the Company.

(c) All of the outstanding shares of capital stock of and other voting or equity interests in each of the Company’s Subsidiaries have been and are duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record wholly by the Company or one of the Company’s wholly owned Subsidiaries as set forth in Section 3.1(c) of the Company Disclosure Letter, free and clear of any Liens other than Permitted Liens. Such shares have been issued in compliance with all applicable state and federal Laws concerning the issuance of securities. No shares of capital stock of any of the Company’s Subsidiaries are subject to or were issued in violation of the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of any of the Company’s applicable Subsidiaries or any agreement to which the Company or any of its Subsidiaries is a party or otherwise bound. Except as set forth in Section 3.1(c) of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries, (ii) securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of the Company or (iii) options or other rights or agreements to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities. Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of all of the Company’s Subsidiaries. There are no restrictions of any kind which prevent the payment of dividends or distributions by any of the Company’s Subsidiaries.

(d) As of the date hereof, the Company and its Subsidiaries have no outstanding Indebtedness in a principal amount (in any one case) in excess of $5,000,000, other than as set forth in Section 3.1(d) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or, other than as referred to in this Section 3.1, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) Neither the Company nor any of its Subsidiaries owns any Third Party Interests. Neither the Company nor any of its Subsidiaries have any rights to, or are bound by any commitment or obligation to, acquire by any means, directly or indirectly, any Third Party Interests or to make any investment in, or equity contribution or similar advance to, any Person.

3.2. Due Authorization.

(a) The Company has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to approval by the holders of a majority of the outstanding shares of Common Stock of this Agreement and the Mergers (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, and no other corporate actions or proceedings on the part of the Company or its stockholders shall be necessary to authorize this Agreement and the transactions contemplated hereby. The board of directors of the Company has adopted resolutions, by unanimous written consent of the directors in lieu of a meeting, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that the Company’s stockholders adopt this Agreement and directing that this Agreement be submitted to the Company’s stockholders for adoption. The Company has duly and validly executed and delivered this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles.

(b) Prior to the date of this Agreement, the Company and its board of directors have taken all action necessary to exempt under or make not subject to (i) the provisions of Section 203 of the DGCL, (ii) any other applicable Takeover Law or (iii) any provision of the Organizational Documents of the Company and its Subsidiaries that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law, each of the execution of this Agreement, the Mergers and any of the other transactions contemplated by this Agreement. The Company does not have in effect any “poison pill” or shareholder rights plan.

3.3. Consents and Approvals; No Violations. Except for (a) filings under Section 2.3, (b) filings under the HSR Act and (c) as set forth in Section 3.3 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by the Company or any of its Subsidiaries with, or consent or approval with respect to the Company or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Certificate of Incorporation or by-laws of the Company or any of the Organizational Documents of the Company’s Subsidiaries; (iv) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Material Contract or any material Permit affecting the assets or business of the Company and its Subsidiaries; or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (i), (ii), (iv) and (v), where any such violation, conflict, breach or default would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

3.4. Financial Statements; No Undisclosed Liabilities.

(a) There are no liabilities, debts, claims or obligations of any nature of the Company or its Subsidiaries, whether known, unknown, accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due (the “Liabilities”), except (i) Liabilities disclosed in Section 3.4(a) of the Company Disclosure Letter, (ii) Liabilities to the extent reflected or reserved against in the Latest Company Balance Sheet, (iii) Liabilities incurred in the ordinary course of business consistent with past practice or pursuant to this Agreement and (iv) Liabilities incurred since the date of the Latest Company Balance Sheet that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Except as set forth on Section 3.4(a) of the Company Disclosure Letter, the Company has no assets, liabilities, debts, claims or obligations of any nature, whether known, unknown, accrued, absolute, direct or indirect, other than the ownership by the Company of all of the outstanding shares of common stock of the Operating Subsidiary.

(b) Each report, schedule, form, statement and other document (including exhibits and other information incorporated therein and any amendments or supplements thereto) required to be furnished or filed by the Operating Subsidiary and its Subsidiaries with the SEC since December 28, 2012 (such documents, together with any documents filed with the SEC by the Operating Subsidiary and its Subsidiaries during such period, including all exhibits and other information incorporated therein and any amendments or supplements thereto, collectively referred to as the “Company SEC Documents”) (i) at the time filed (and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement), complied in all material respects with the applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company is not, and has not been since December 28, 2012, required to furnish or file any report, schedule, form, statement or other document with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (A) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (B) was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the applicable Subsidiaries of the Company as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments).

(c) The Company and its Subsidiaries have established and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with the general or specific authorization of the management of the Company, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that material information required to be disclosed by the Company and its Subsidiaries in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Operating Subsidiary to make the certifications required under the Exchange Act with respect to such reports.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, agreement or arrangement (including any contract, agreement or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract, agreement or arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s financial statements.

(e) Since January 1, 2010, the Operating Subsidiary’s principal executive officer and its principal financial officer have disclosed to the Operating Subsidiary’s auditors and the audit committee of the Operating Subsidiary’s board of directors (i) all known “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects the Operating Subsidiary’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Operating Subsidiary’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2.

(f) Other than the Operating Subsidiary, neither the Company nor any of its Subsidiaries is, or has at any time since January 1, 2008 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(g) The Signing Underfunded Amount is equal to the Underfunded Amount as of November 30, 2013 net of taxes calculated at a 37.8% tax rate, as determined by an unaffiliated third party in accordance with the customary terms and procedures utilized for the calculation of such number with respect to the Operating Subsidiary prior to the date hereof and the terms and procedures that will be utilized for the calculation of the Closing Underfunded Amount.

3.5. Title to Assets, etc. Except as disclosed in Section 3.5 of the Company Disclosure Letter and except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in or valid license to, each of its assets and properties reflected in the consolidated financial statements included in the Company SEC Documents or that are material to its business as conducted as of the date of this Agreement (the “Assets”), except for inventory sold following the date of such financial statements in the ordinary course of business consistent with past practice, in each case, free and clear of any Lien, except for Permitted Liens, (ii) any Permitted Liens on the Assets, individually or in the aggregate, do not materially interfere with the current use of any such Asset by the Company or any of its Subsidiaries or materially detract from the value of any such Asset, and (iii) to the Knowledge of the Company, there are no facts or conditions affecting any Assets that, with or without notice or the lapse of time, or both, would reasonably be expected, individually or in the aggregate, to interfere with the use, occupancy or operation of such Assets as of the date of this Agreement and as of the Closing.

3.6. Intellectual Property.

(a) Section 3.6(a) of the Company Disclosure Letter contains a true and complete list as of the date of this Agreement of all of the registered or applied for Intellectual Property that is owned by the Company or any of its Subsidiaries (“Owned Intellectual Property”). Except as disclosed in Section 3.6(a) of the Company Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect: (A) neither the Company nor any of its Subsidiaries has granted any license to a third party or agreed to pay to or receive from a third party any royalty or other payment in respect of any of such Owned Intellectual Property, (B) the operation of the businesses of the Company and its Subsidiaries as currently conducted does not infringe on the Intellectual Property rights of any Person (provided that, with respect to patents, the foregoing representation is qualified by the Knowledge of the Company), (C) there are no claims, proceedings or litigation pending or, to the Knowledge of the Company, threatened alleging infringement or misappropriation of any third party Intellectual Property rights by the Company or any of its Subsidiaries, and (D) since January 1, 2010, no third party has asserted any claim in writing or otherwise against the Company or its Subsidiaries (1) challenging or seeking to deny or restrict in any material respect the rights of the Company or its Subsidiaries in the Owned Intellectual Property or (2) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated in any material respect any Intellectual Property of any third party. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is using any material Owned Intellectual Property in a manner that would reasonably be expected to result in the cancelation or unenforceability of such Owned Intellectual Property.

(b) Section 3.6(b) of the Company Disclosure Letter lists all agreements (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software and other than any non-exclusive trademark licenses granted to customers or vendors in the ordinary course of business) to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound as of the date hereof, that provide for (i) licenses of Intellectual Property to the Company or any of its Subsidiaries by any other Person (a “License”) and (ii) agreements otherwise granting or restricting the right to use Owned Intellectual Property, in each case of (i) and (ii) to the extent material to their businesses.

(c) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries is the sole and exclusive owner (including, as applicable, record owner) of all Owned Intellectual Property, and (ii) the Company and its Subsidiaries own all right, title and interest in and to, or have the right to use, all other Intellectual Property used in and necessary for the operation of their respective businesses as conducted as of the date of this Agreement, in each case free and clear of all Liens other than Permitted Liens.

3.7. Contracts.

(a) Section 3.7(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement of all written contracts, agreements, commitments, arrangements and other instruments (and solely in the case of any customer contract required to be described below, an accurate and complete summary of any such contract which is not written), in effect as of the date hereof, of the following types to which the Company or any of its Subsidiaries is a party or bound or to which any of the Assets is subject (whether or not actually listed in Section 3.7 of the Company Disclosure Letter, the “Material Contracts”):

(i) any collective bargaining agreement;

(ii) any Affiliate Agreement;

(iii) any contract or agreement that (A) materially restricts the Company or any of its Subsidiaries (or the Surviving Company after the Closing) from engaging in any material line of business, developing, marketing or distributing products or services or obligates the Company or any of its Subsidiaries (or the Surviving Company after the Closing) not to compete with another Person or in any geographic area or during any period of time or that would otherwise materially limit the freedom of the Surviving Company from engaging in any material line of business after the Effective Time or (B) contains exclusivity obligations or restrictions binding on the Company or any of its Subsidiaries (or the Surviving Company after the Closing);

(iv) any agreement or series of related agreements, including any option agreement, providing for the acquisition or disposition, directly or indirectly, of any business, capital stock or material assets or any real property (whether by merger, sale of stock, sale of assets or otherwise), in the case of real property involving potential payments, proceeds or carrying value in excess of $5 million;

(v) any agreement relating to any interest rate, foreign exchange, derivatives or hedging transaction;

(vi) any agreement relating to Indebtedness of the Company and any of its Subsidiaries in excess of $5,000,000;

(vii) any “take or pay” agreements involving obligations of the Company or its Subsidiaries in excess of $20,000,000;

(viii) any Licenses or agreements governing the provision of any information technology related services, by or to the Company or any of its Subsidiaries, in each case, to the extent material to their respective businesses;

(ix) all agreements that prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibit the pledging of the capital stock of the Company or any of its Subsidiaries or prohibit the issuance of guarantees by the Company or any of its Subsidiaries, in each case that will not be terminated at or prior to the Effective Time;

(x) any (A) agreement that is a settlement or similar agreement (1) with any Governmental Authority, (2) that binds the Company or any of its Subsidiaries to any conduct or equitable relief or (3) that requires the Company or any of its Subsidiaries to pay an amount of money in excess of $ 1,000,000 that has not been completely paid as of the date of this Agreement, and was not entered into in the ordinary course of business consistent with past practice or (B) an Order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject, involving material performance by the Company or any of its Subsidiaries after the date of this Agreement;

(xi) any agreement pursuant to which the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any other Person;

(xii) any agreement or series of related agreements (other than purchase orders) with each of the twenty (20) most significant suppliers from which the Company and its Subsidiaries, taken as a whole, purchased materials, supplies, services and other goods (measured by dollar volume of purchases from such suppliers) for the twelve-month period ended September 28, 2013;

(xiii) any customer agreement with the twenty (20) most significant customers (measured by dollar volume of sales to such customer for the twelve-month period ended September 28, 2013) of the Company and its Subsidiaries, taken as a whole;

(xiv) any contract containing most favored nation pricing provisions with a total contract value in excess of $20,000,000 annually;

(xv) any partnership, joint venture, limited liability company or other similar agreements or arrangements (including any material agreement providing for joint research, development or marketing).

(b) Each Material Contract is a valid and binding agreement of the Company or one or more of its Subsidiaries, on the one hand, and to the Knowledge of the Company, each other party thereto, on the other hand, and is in full force and effect, and none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, any such Material Contract and no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute an event of default thereunder or result in or give any Person a right of acceleration or early termination thereof (other than pursuant to Section 5.12 hereof). The Company has made available to Parent and the Merger Subs a true and complete copy of (x) each Material Contract (including all material modifications and amendments thereto and waivers thereunder as of the date hereof) or, if applicable, form of Material Contract and (y) all form customer and vendor contracts used in and material to the businesses of the Company and its Subsidiaries).

3.8. Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, all material insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries, the Assets or otherwise covering the business of the Company and its Subsidiaries are in full force and effect in accordance with their terms and, to the Knowledge of the Company, no notice of cancelation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a material breach or default or permit termination or modification of any such policies. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and since January 1, 2010 has been, insured with respect to the Assets and the conduct of each of their respective businesses in such amounts and against such risks as are sufficient for compliance with Laws and as are adequate to protect the Assets and the conduct of their respective businesses in accordance with customary industry practice.

3.9. Employee Benefit Plans.

(a) General. Section 3.9(a) of the Company Disclosure Letter lists each material “Benefit Plan.” For purposes of this Agreement, “Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA (including any related funding mechanism), in each case other than a Multiemployer Plan, under which any current or former employee, officer, director, contractor or consultant of the Company or any of its Subsidiaries has any present or future right to compensation or benefits and which has been entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any present or potential future liability.

(b) Plan Documents and Reports. With respect to each material Benefit Plan, a true and correct copy of each of the following documents, and all amendments and modifications to such documents, has been made available to Parent: (i) the written document evidencing such Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements to such Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to such Benefit Plan, (iv) the two most recent actuarial reports and/or financial statements, if any, relating to such Benefit Plan, (v) results of nondiscrimination testing for the two most recent years, if applicable, (vi) all material correspondence with a Governmental Authority in respect of such Benefit Plan, and (vii) any related trust agreements, annuity contracts, insurance contracts or documents of any other funding arrangements. No Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c) Compliance with Laws; Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect: (i) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or opinion letter from the IRS, and there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of each such Benefit Plan; (ii) all Benefit Plans comply and have been operated in all material respects in accordance with their terms and the requirements of Law applicable thereto; (iii) there are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, involving any Benefit Plan; (iv) the Company and its Subsidiaries have not engaged in, and to the Knowledge of the Company, there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Benefit Plan or their related trusts which would reasonably be expected to result in a material liability of the Company; (v) no Benefit Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by the IRS, the Department of Labor, or any other Governmental Authority, nor is any such audit, investigation or other administrative proceeding, to the Knowledge of the Company, threatened; and (vi) all contributions, reimbursements, premium payments and other payments required to have been made under or with respect to each Benefit Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law.

(d) Post-Retirement Benefits. Except as set forth on Section 3.9(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liability under any Benefit Plan or otherwise for providing post-retirement health, medical and life insurance benefits for retired, former or current employees, other than statutory liability for providing group health plan continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or applicable Law.

(e) Multiemployer Plans. Except as set forth on Section 3.9(e) of the Company Disclosure Letter, neither the Company nor any of its ERISA Affiliates contributes to or is obligated to contribute to, or within the six (6) years preceding this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or a Multiple Employer Plan. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any ERISA Affiliate has incurred, or is reasonably expected to incur, any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from any such plan, and the Company and its ERISA Affiliates have timely satisfied all of their respective contribution obligations with respect to any such Multiemployer Plan and Multiple Employer Plan under any such plan, applicable collective bargaining agreement or applicable Law. With respect to each Multiemployer Plan to which the Company or one of its ERISA Affiliates contributes or is obligated to contribute, to the extent applicable, the Company has provided to Parent a true and accurate statement, as of the date of this Agreement, of (i) the approximate number of participants in the plan who are employees or former employees of the Company or its applicable ERISA Affiliate, (ii) the current contribution rate (both by individual participant and in the aggregate) of the Company or its applicable ERISA Affiliate, and (iii) a good faith estimate of the Company’s or its applicable ERISA Affiliate’s potential “withdrawal liability” (within the meaning of Part I of Subtitle E of Title IV of ERISA).

(f) Section 409A. Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has, in all material respects, (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such Benefit Plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004 or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. Each Option has been granted with a per share exercise price at least equal to the per share fair market value, as reasonably and in good faith determined by the Board or a committee thereof under Section 409A of the Code, of a share of Common Stock on the applicable date of grant.

(g) Title IV Plans. Section 3.9(g) of the Company Disclosure Letter sets forth each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code (each, a “Title IV Plan”). Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, with respect to each Title IV Plan: (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, (iv) all premiums due to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, and (v) as of the date of this Agreement, the PBGC has not instituted proceedings to terminate any such Title IV Plan and, to the Knowledge of the Company, no circumstances exist which could serve as a basis for the institution of such proceedings. As of the date of this Agreement, (x) the information contained in the actuarial reports referenced in Section 3.9(a)(iv) is complete and accurate in all material respects, and (y) to the Knowledge of the Company, no material changes have occurred with respect to the financial condition of any Title IV Plan since the date of the most recent actuarial valuation report of such Title IV Plan.

(h) Controlled Group Liability. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect: (i) there does not now exist any Controlled Group Liability that would be a liability following the Closing of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates and (ii) without limiting the generality of the foregoing, none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, Section 4204 or Section 4212 of ERISA. For the purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, and (iii) under Sections 412, 430 and 4971 of the Code.

(i) Change-in-Control Benefits. Except as expressly provided under this Agreement or as set forth in the Company Disclosure Letter or as required by applicable Law, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will (alone or in combination with any other event): (i) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries to severance pay or any other payment, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any such employee, consultant, officer or director, (iii) result in any forgiveness of Indebtedness, trigger any funding obligation under any Benefit Plan or impose any restrictions or limitations on the Company’s rights to administer, amend, merge, terminate or receive a reversion of assets from any Benefit Plan or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

3.10. Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, complete and correct.

(b) All Taxes required to be paid by or with respect to the Company or any of its Subsidiaries have been timely paid, and there are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Liens.

(c) Each of the Company and its Subsidiaries has complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and has timely collected, deducted or withheld and paid over to the appropriate Taxing Authority all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws.

(d) There are no waivers or extensions of any statute of limitations or any periods for assessment or collection currently in effect with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries. There are no Tax Proceedings with respect to Taxes or Tax Returns of or with respect to the Company or any of its Subsidiaries pending or threatened in writing. No Taxing Authority has asserted in writing any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open or that has not been finally settled. No jurisdiction (whether within or without the United States) in which the Company or any of its Subsidiaries has not filed a particular type of Tax Return has asserted in writing that the Company or such Subsidiary is required to file such Tax Return in such jurisdiction.

(e) Neither the Company nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), in each case, that would be binding upon the Company or any of its Subsidiaries after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company), (iii) is a party to, bound by, or obligated under any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement that is solely between or among the Company and/or any of its Subsidiaries, or (y) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes), or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise.

(f) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481(c) of the Code (or any similar provision of state, local or foreign Law) prior to the Closing, (ii) installment sale, intercompany transaction or open transaction disposition made on or entered into prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law) or (v) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law). Neither the Company nor any of its Subsidiaries has participated in a “listed transaction,” or to the Knowledge of the Company, a “reportable transaction,” in each case, within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or foreign Law). Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(g) The accruals and reserves for Taxes reflected in the consolidated financial statements included in the Company SEC Documents are adequate, in accordance with GAAP, for Taxes of the Company and its Subsidiaries for periods ending on or prior to the date of such consolidated financial statements.

3.11. Litigation. Except as set forth on Section 3.11 of the Company Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (a) none of the Company, its Subsidiaries or the Assets is subject to any outstanding or unsatisfied Order (b) and there is no charge, complaint, claim, action, suit, arbitration, prosecution, proceeding, hearing or, to the Knowledge of the Company, inquiry or investigation, of any nature (civil, criminal, regulatory or otherwise) in Law or in equity (“Litigation”), of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of the Company, threatened against or affecting any of the Company, its Subsidiaries or the Assets and (c) as of the date hereof, there is no Litigation involving the Company, any of its Subsidiaries or the Assets, pending or, to the Knowledge of the Company, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by the Company or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

3.12. Regulatory Matters.

(a) Except with respect to matters that are the subject of Section 3.13 or Section 3.15, as set forth in Section 3.12 of the Company Disclosure Letter, or as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and since January 1, 2010 has been, in compliance in all material respects with all applicable laws, statutes, Orders, rules, and regulations (collectively, “Laws”) and (ii) neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents has made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of any Governmental Authority.

(b) Except with respect to matters that are the subject of Section 3.13 or Section 3.15, as set forth in Section 3.12 of the Company Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) all material approvals, permits, franchises, licenses, consents, exemptions and similar authorizations (collectively, “Permits”) of all Governmental Authorities that are required to permit the Company and its Subsidiaries to carry on their businesses have been obtained and are in full force and effect and (ii) there has been no violation, default, cancelation or revocation, nor, to the Knowledge of the Company, any threatened cancelation or revocation, of any Permit.

3.13. Environmental Matters. Except as described in Section 3.13 of the Company Disclosure Letter or except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are in compliance and, since January 1, 2010, have complied with all applicable Environmental Laws, including the possession of all Permits required under applicable Environmental Laws to operate all facilities owned, operated or leased and the business as currently conducted, and in compliance with their terms and conditions;

(b) neither the Company nor any of its Subsidiaries has received written notice of a civil, criminal or administrative suit, claim, action, proceeding or investigation under any Environmental Law relating to the operation of its facilities, to the business or to any property or facility currently or formerly owned, operated or leased by any of them;

(c) since January 1, 2010 until the date of this Agreement, neither the Company nor any of its Subsidiaries has received from any Governmental Authority written notice that it has been named or may be named as a responsible or potentially responsible party under any Environmental Law for any site Contaminated by Hazardous Substances;

(d) to the Knowledge of the Company, no portion of any property currently or formerly owned, leased or occupied by the Company or any of its Subsidiaries is Contaminated, and neither the Company nor any of its Subsidiaries has caused or taken any action that would reasonably be expected to result in any material liability or obligation relating to the environmental conditions at, on, above, under or about any properties or assets currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries;

(e) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has arranged, by contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Substances at any location that is subject to liability for Response Actions pursuant to Environmental Laws; and

(f) the Company and its Subsidiaries are in compliance with all applicable health and safety Laws, and with all applicable Laws pertaining to anhydrous ammonia, including those promulgated under the Clean Air Act, 42 U.S.C. Section 7401 et seq. and under the Occupational Health and Safety Act, 29 U.S.C. Section 651 et seq. and any other similar state or local Law.

3.14. Absence of Changes. Except as disclosed in Section 3.14 of the Company Disclosure Letter, since the Balance Sheet Date and prior to the date hereof, the businesses of the Company and its Subsidiaries have been conducted only in the ordinary course of business consistent with past practice and there has not been any commitment made or action taken, or authorized or agreed to be taken, by the Company or any of its Subsidiaries that, if made, taken or authorized or agreed to be taken during the Interim Period, would constitute a breach of Sections 5.2(g), 5.2(h), 5.2(i), 5.2(j), or 5.2(n). Since the Balance Sheet Date, there has not been any change, event, fact, effect or occurrence (or with respect to any change, event, fact, effect or occurrence existing prior to the Balance Sheet Date, any worsening thereof) that has had, or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

3.15. Labor Relations; Compliance.

(a) Collective Bargaining Agreements and Labor Relations. Except as set forth in Section 3.15 of the Company Disclosure Letter and as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (a) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or other labor contract and there are no labor unions representing, purporting to represent or attempting to represent any employees employed by the Company or any of its Subsidiaries, (b) since January 1, 2010, there has not occurred and, to the Knowledge of the Company, there is not threatened, (i) any strike, slowdown, picketing, work stoppage, employee grievance, concerted refusal to work overtime by, or lockout of, or union organizing campaign with respect to, any employees of the Company or any of its Subsidiaries, (ii) any proceeding or suit against or materially affecting the Company or any of its Subsidiaries relating to the alleged violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Authority, or (iii) any application for certification of a collective bargaining agent seeking to represent any employees of the Company or any of its Subsidiaries, and (c) each individual who renders services to Company or any of its Subsidiaries who is classified by Company or such of its Subsidiaries, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under Benefit Plans) is properly so characterized.

(b) Compliance with Law. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration and required documentation, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

(c) WARN Act. Neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company, without complying with all provisions of the WARN Act, or implemented any early retirement, separation or window program within the twenty-four (24) months prior to the date of this Agreement, nor, as of the date of this Agreement, has the Company or any of its Subsidiaries announced any such action or program for the future.

3.16. Real Property.

(a) Leased Real Property. Section 3.16(a) of the Company Disclosure Letter contains a complete and correct list of all Leases pursuant to which the Company or any of its Subsidiaries, as of the date of this Agreement, leases, subleases or occupies any Leased Real Property, in each case, with annual rental payments in excess of $500,000. Section 3.16(a) of the Company Disclosure Letter sets forth the address, landlord and tenant for each such Lease as described in the Lease. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company or the applicable Subsidiary of the Company party to the respective Leases pertaining to each Leased Real Property has good and valid title to the leasehold estate under the Leases free and clear of any Liens other than Permitted Liens and none of the Company nor any of its Subsidiaries is in default under any such Lease. Except as set forth in Section 3.16(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property or the Owned Real Property.

(b) Owned Real Property. Section 3.16(b) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of all Owned Real Property (together with the Leased Real Property, the “Company Real Property”). Section 3.16(b) of the Company Disclosure Letter sets forth the address and owner of each parcel of Owned Real Property. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) the Company or the Company’s Subsidiaries, as applicable, have good, valid and marketable fee simple title to all of the Owned Real Property, free and clear of any Lien other than Permitted Liens, (ii) there is issued and in effect with respect to all of the Owned Real Property valid and enforceable owner’s title insurance policies, (and true and correct copies of title insurance policies relating to all material Owned Real Property have been provided to Parent) and (iii) none of the Owned Real Property is subject to any first refusal, purchase option, right to purchase or other similar right.

(c) There does not exist any actual or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that materially and adversely interfere with the use, or could materially adversely affect the value of, any Company Real Property or any part thereof, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

(d) There are no outstanding options or rights of first refusal to purchase or lease the Owned Real Property, or any portion thereof or interest therein.

3.17. Brokers and Finders. There is no investment banker, broker or finder retained by or authorized to act on behalf of the Company, any of its Subsidiaries or any of the Company’s stockholders or Affiliates who might be entitled to any fee, commission or reimbursement of expenses from the Company or any of its Subsidiaries in connection with the transactions contemplated hereby.

3.18. Affiliate Agreements. Section 3.18 of the Company Disclosure Letter lists all agreements and transactions to which the Company or any of its Subsidiaries, on the one hand, and any Affiliate (other than the Company or its Subsidiaries), any immediate family member of such Affiliate, or any holder of more than 5% of the Common Stock of the Company (other than the Company or its Subsidiaries) on the other hand, are parties (each, an “Affiliate Agreement”), other than any employee agreements and agreements entered into under any Benefit Plan (and such agreements and transactions shall not be deemed to be Affiliate Agreements). No Affiliate of the Company or any of its Subsidiaries (other than the Company or its Subsidiaries), stockholder of the Company or controlled Affiliate of such a stockholder, owns any material Asset of the Company or any of its Subsidiaries.

3.19. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act or at the time it is first sent to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Form S-4 relating to the solicitation of written consents from the Company’s stockholders will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or either Merger Sub for inclusion or incorporation by reference therein.

3.20. Reorganization. Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.21. No Additional Representations. Except as otherwise expressly set forth in this Article III, neither the Company or any of its Subsidiaries, nor any other Person acting on their behalf, makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement, including, without limitation, any representations or warranties with respect to any projections, forecasts, estimates or budgets of future revenues, future results of operations or future financial condition (or any component thereof) of any of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as disclosed in and reasonably apparent from the Parent SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein) or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and any such other representations, warranties or covenants where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation, warranty or covenant is reasonably apparent on its face), Parent and the Merger Subs jointly and severally represent and warrant to the Company that:

4.1. Due Incorporation; Capitalization. Each of Parent and its Subsidiaries is duly organized, validly existing and, where such concept is applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, with all requisite power and authority to own, lease and operate its respective assets and properties as they are now being owned, leased and operated and to carry on its business as now conducted, except, with respect to Parent’s Subsidiaries, where the failure to be so duly organized, validly existing or in good standing would not reasonably be expected, individually or in the aggregate, to have a Parent

Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified to do business as a foreign corporation and, where such concept is applicable, is in good standing in all jurisdictions in which it is required to be so qualified or in good standing, except, with respect to Parent’s Subsidiaries other than the Merger Subs, where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Parent is not in violation of any provision of its Organizational Documents in any material respect. All of the issued and outstanding equity interests of each Merger Sub is owned directly by Parent free and clear of Liens of any kind.

4.2. Capital Structure.

(a) The entire authorized capital stock of Parent consists of 2,000,000,000 shares of common stock, par value $1.00 per share (the “Parent Common Stock”) and 1,500,000 shares of preferred stock, par value $1.00 per share (the “Parent Preferred Stock”). At the close of business on November 22, 2013, (i) 582,708,913 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 182,465,987 shares of Parent Common Stock were held by Parent in its treasury, (iv) 32,027,774 shares of Parent Common Stock were subject to options to purchase Parent Common Stock, (v) 23,955 shares of Parent Common Stock were subject to awards with respect to restricted Parent Common Stock, (vi) 2,911,298 shares of Parent Common Stock were subject to restricted stock unit awards with respect to Parent Common Stock) and (vii) 53,247,770 shares of Common Stock were reserved for issuance pursuant to future awards under benefit plans of Parent. No shares of Parent Common Stock are subject to or were issued in violation of the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of Parent or any agreement to which Parent is a party or otherwise bound. Except as set forth in this Section 4.2 and in Section 4.2 of the Parent Disclosure Letter, as of the date of this Agreement, there are no (i) issued and outstanding shares of capital stock of or other voting or equity interests in Parent, (ii) securities of Parent convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Parent, (iii) options, warrants or other rights or agreements to acquire from Parent, or other obligation of Parent to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in Parent or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Parent, (iv) voting trusts, proxies or other similar agreements to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in Parent or any of its Subsidiaries, (v) obligations restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in Parent or any of its Subsidiaries, or (vi) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or other agreements or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, or stock price performance or other attribute of Parent or any of its Subsidiaries or any of their businesses or assets are calculated in accordance therewith (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(b) All of the shares of Parent Common Stock are, and the shares of Parent Common Stock constituting the Per Share Common Stock Merger Consideration when issued will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of Parent, or any agreement to which Parent is a party or otherwise bound. Such shares have been issued in material compliance with all applicable state and federal Laws concerning the issuance of securities.

4.3. Due Authorization. Each of Parent and each Merger Sub has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and the Merger Subs of this Agreement, and the consummation by Parent and the Merger Subs of the applicable transactions contemplated hereby, including the Mergers, have been duly and validly approved by the unanimous vote of the boards of directors of Parent and each Merger Sub and no other corporate actions or proceedings on the part of Parent or either Merger Sub or their respective stockholders shall be necessary to authorize this Agreement and the transactions contemplated hereby. Each of Parent and each Merger Sub has duly and validly executed and delivered this Agreement. This Agreement constitutes a legal, valid and binding obligation of each of Parent and each Merger Sub, enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles.

4.4. Consents and Approvals; No Violations. Except for (a) filings under Section 2.3 (b) filings under the HSR Act and (c) the filing with the SEC and declaration of effectiveness under the Securities Act of a registration statement on Form S-4 in connection with the issuance of the shares of Parent Common Stock to be issued in the Mergers, the execution, delivery and performance by Parent and the Merger Subs of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Law applicable to Parent or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by Parent or any of its Subsidiaries with, or consent or approval with respect to Parent or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Organizational Documents of Parent or Parent’s Subsidiaries; (iv) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any material contract to which Parent or a Merger Sub is a party or by which Parent or a Merger Sub or any of their assets or properties is bound or any material Permit affecting the assets or business of Parent or a Merger Sub; or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of Parent or any of its Subsidiaries, except, in the case of clauses (i), (iii), (iv) and (v) where any such violation, conflict, breach or default would not be reasonably expected to, individually or in the aggregate, have a Parent Material Adverse Effect or a material adverse effect on the ability of Parent or the Merger Subs to consummate the transactions contemplated by this Agreement.

4.5. Brokers and Finders. There is no investment banker, broker or finder retained by or authorized to act on behalf of Parent, any of its Subsidiaries or any of Parent’s stockholders or Affiliates who might be entitled to any fee, commission or reimbursement of expenses from Parent or any of its Subsidiaries in connection with the transactions contemplated hereby, other than Goldman Sachs & Co.

4.6. Operations of Merger Subs. Each Merger Sub was formed specifically for the transactions contemplated by this Agreement and has conducted no operations and incurred no obligations other than those incident to its formation and in connection with the transactions contemplated by this Agreement. Merger Sub Two is, and at the effective time of the Follow-On Merger will be, treated as a “disregarded entity” of Parent for U.S. federal income tax purposes.

4.7. Financial Statements.

(a) There are no Liabilities of Parent and its Subsidiaries, except (i) Liabilities disclosed in Section 4.7(a) of the Parent Disclosure Letter, (ii) Liabilities to the extent reflected or reserved against in the Latest Parent Balance Sheet, (iii) Liabilities incurred in the ordinary course of business consistent with past practice or pursuant to this Agreement and (iv) Liabilities incurred since the date of the Latest Parent Balance Sheet that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) Each report, schedule, form, statement and other document (including exhibits and other information incorporated therein and any amendments or supplements thereto) required to be furnished or filed by Parent and its Subsidiaries with the SEC since January 1, 2011 (such documents, together with any documents filed with the SEC by Parent and its Subsidiaries during such period, including all exhibits and other information incorporated therein and any amendments or supplements thereto, collectively referred to as the “Parent SEC Documents”) (i) at the time filed (and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement), complied in all material respects with the applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments).

(c) Parent and its Subsidiaries have established and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with the general or specific authorization of the management of Parent, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by Parent are reasonably designed to ensure that material information required to be disclosed by Parent and its Subsidiaries in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(d) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, agreement or arrangement (including any contract, agreement or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract, agreement or arrangement is to avoid disclosure of any material transaction involving Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s financial statements.

(e) Since January 1, 2010, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of Parent’s board of directors (i) all known “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects Parent’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees of Parent who have a significant role in Parent’s internal controls over financial reporting.

(f) Other than Parent, none of Parent or any of its Subsidiaries is, or has at any time since January 1, 2008 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

4.8. Litigation. Except as set forth on Section 4.8 of the Parent Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (a) none of the Parent, its Subsidiaries or any of their material assets is subject to any outstanding or unsatisfied Order, (b) there is no Litigation of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of Parent, threatened against or affecting any of Parent, its Subsidiaries or their material assets,

(c) there are no settlements or similar written agreements with any Governmental Authority affecting any of Parent, its Subsidiaries or their material assets and (d) as of the date hereof, there is no Litigation involving Parent, its Subsidiaries or their material assets, pending or, to the Knowledge of Parent, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by Parent or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

4.9. Regulatory Matters.

(a) Except as set forth in Section 4.9(a) of the Parent Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is, and since January 1, 2010 has been, in compliance in all material respects with all applicable Laws and (ii) none of Parent and its Subsidiaries, nor, to the Knowledge of Parent, any of their respective officers, directors, employees or agents has made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of any Governmental Authority.

(b) Except as set forth in Section 4.9(b) of the Parent Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (i) all material Permits of all Governmental Authorities that are required to permit Parent and its Subsidiaries to carry on their businesses have been obtained and are in full force and effect and (ii) there has been no violation, default, cancelation or revocation, nor, to the Knowledge of Parent, any threatened cancelation or revocation, of any Permit.

4.10. Absence of Changes. Except as disclosed in Section 4.10 of the Parent Disclosure Letter, since June 29, 2013 and prior to the date hereof, the businesses of Parent and its Subsidiaries have been conducted only in the ordinary course of business consistent with past practice. Since June 29, 2013, there has not been any change, event, fact, effect or occurrence (or with respect to any change, event, fact, effect or occurrence existing prior to June 29, 2013, any worsening thereof) that has had, or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

4.11. Financial Ability. Parent has, or will have at Closing, all funds necessary to pay the Aggregate Cash Amount and all other amounts required to be paid in cash pursuant to this Agreement, including as contemplated by Section 5.15 and all fees and expenses, and to consummate the transactions contemplated by this Agreement.

4.12. Information Supplied. None of the information supplied or to be supplied by Parent or either Merger Sub for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act or at the time it is first sent to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent or either Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

4.13. Taxes. Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.14. No Additional Representations. Except as otherwise expressly set forth in this Article IV, neither Parent nor any of its Subsidiaries, nor any other Person acting on their behalf, makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement, including, without limitation, any representations or warranties with respect to any projections, forecasts, estimates or budgets of future revenues, future results of operations or future financial condition (or any component thereof) of any of Parent or any of its Subsidiaries.

ARTICLE V

COVENANTS

5.1. Access to Information and Facilities.

(a) From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, give Parent and the Merger Subs and Parent’s and the Merger Subs’ representatives, upon reasonable notice, reasonable access during normal business hours to the offices, facilities, books and records of the Company and its Subsidiaries, and shall make the officers and employees of the Company and its Subsidiaries available to Parent and the Merger Subs and their representatives as Parent, the Merger Subs and their representatives shall from time to time reasonably request, in each case to the extent that such access and disclosure would not obligate the Company or any of its Subsidiaries to take any actions that would unreasonably interfere with the normal course of their businesses or otherwise result in any significant interference with the prompt and timely discharge by their employees of their normal duties or violate any applicable Law (provided that the Company uses its commercially reasonable efforts to make alternative arrangements to provide such access and disclosure); provided, however, that this Section 5.1 does not authorize any invasive or destructive environmental testing or sampling of the Company Real Property; provided further, that nothing herein shall require the Company to provide access or to disclose any information to Parent if such access or disclosure would be in violation of applicable Laws or confidentiality agreements entered into by the Company or its Subsidiaries prior to the date of this Agreement (provided that the Company uses its commercially reasonable efforts to make alternative arrangements to provide such access or disclosure in a way that does not violate applicable Laws or confidentiality agreements). If any of the information or material furnished pursuant to this Section 5.1 includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine.

5.2. Preservation of Company Business. During the Interim Period, other than as required or expressly permitted by this Agreement, with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), as required by applicable Law or as set forth in Section 5.2 of the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to (1) be operated only in the ordinary course of business and consistent with past practice in all material respects, and (2) use commercially reasonable efforts to preserve intact their businesses and the Assets in all material respects. Without limiting the generality of the foregoing, the Company shall not, and shall cause its Subsidiaries not to, other than as otherwise required or expressly permitted by this Agreement, with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), as required by applicable Law or as set forth in Section 5.2 of the Company Disclosure Letter:

(a) amend or otherwise change in any material respect their respective Organizational Documents;

(b) sell, lease, transfer, license, assign or otherwise dispose of any Asset having a value in excess of $1,000,000 or in the aggregate in excess of $5,000,000, other than the disposition of fleet, excess real property or inventory in the ordinary course of business consistent with past practice;

(c) except as required by applicable Law or as required under the terms of any collective bargaining agreement or Benefit Plan as in effect on the date hereof, (i) increase or agree to increase the compensation or employee benefits payable or to become payable to any current or former employees, directors or consultants of the Company or any of its Subsidiaries or pay any amount not required to be paid to any such individual, other than with respect to customary and ordinary course of business adjustments to base salaries or base wages of employees and service providers as set forth on Section 5.2(c) of the Company Disclosure Letter, (ii) grant, accelerate or modify the period of exercisability or vesting of equity compensation awards, (iii) except in the ordinary course of business consistent with past practice or as set forth on Section 5.2(c) of the Disclosure Letter, establish, adopt, enter into or amend any collective bargaining agreement, or any other contract or work rule or practice with any labor union, labor organization or works council, (iv) other than in the ordinary course of business consistent with past practice, hire or terminate (other than for cause) any employee or consultant, (v) other than in the ordinary course of business consistent with past practice to fill positions or roles at the Company in existence as of the date hereof (even if such position or role becomes vacant following the date hereof), promote any employee, (vi) except as set forth on Section 5.2(c) of the Company Disclosure Letter, establish, adopt, enter into, materially amend or terminate any Benefit Plan or any plan, contract, policy or program that would be a Benefit Plan if in effect as of the date hereof, or (vii) fund (or agree to fund) any compensation or benefits under any Benefit Plan, other than contributions in the ordinary course of business consistent with past practice to such Benefit Plans as listed on Section 5.2(c) of the Company Disclosure Letter;

(d) except in the ordinary course of business consistent with past practice and as set forth on Section 5.2(d) of the Company Disclosure Letter (and not otherwise prohibited by this Section 5.2) and except for the issuance of shares of Common Stock upon exercise of existing Options or settlement of existing Equity Awards, in each case, in accordance with the terms thereof, issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of or, in effect as of the date of this Agreement, redeem, repurchase or otherwise acquire, any Company Securities or any Subsidiary Securities or make any changes (by split, combination, reorganization, reclassification or otherwise) in the capital structure of the Company or any of its Subsidiaries;

(e) incur any Indebtedness, other than (i) borrowings and other extensions of credit under existing credit facilities and other financing arrangements of the Company and its Subsidiaries to fund working capital expenses of the Company and its Subsidiaries in the ordinary course of business or other expenditures permitted under this Section 5.2, (ii) Indebtedness in a principal amount not in excess of $20,000,000, or (iii) Indebtedness incurred by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company;

(f) create or incur any Lien on any Asset, other than in the ordinary course of business consistent with past practice or Permitted Liens;

(g) declare, set aside or pay any dividend or other distribution (whether in cash, assets, capital stock or otherwise) with respect to the capital stock of the Company, other than dividends or distributions by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company;

(h) split, combine, subdivide or reclassify any of the capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, in each case of the Company or any of its Subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for the capital stock, other equity interests or voting securities of the Company of any of its Subsidiaries;

(i) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or other equity interests or voting securities of the Company or any of its Subsidiaries, or any securities convertible into or exchangeable or exercisable for any such capital stock, equity interests or voting securities, or any warrants, calls, options or other rights to acquire any such capital stock, equity interests or voting securities, other than in the ordinary course of business consistent with past practice pursuant to management equity agreements in effect as of the date of this Agreement;

(j) merge or consolidate with any other Person or acquire a material amount of stock or assets of any other Person or effect any business combination, recapitalization or similar transaction (other than the Mergers) having a value in excess of $25 million in the aggregate, other than (A) any such action solely between or among the Company and its wholly owned Subsidiaries or (B) purchases of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to agreements existing as of the date hereof;

(k) except in the ordinary course of business consistent with past practice (including extensions at the end of a term in the ordinary course of business consistent with past practice and entering into new customer agreements and supplier agreements) or as expressly permitted in this Section 5.2, (i) enter into, transfer or terminate (except for any termination upon expiration of a term in accordance with the terms and conditions thereof), or materially modify or amend, or (ii) release, assign or otherwise change any material rights under or (iii) waive any material right under or discharge any other party of any material obligation under, any Material Contract;

(l) make any material loan, advance or capital contribution to or investment in any Person, other than loans, advances or capital contributions to or investments in its Subsidiaries in the ordinary course of business consistent with past practice;

(m) except for dispositions of excess real estate in the ordinary course of business consistent with past practice, acquire or dispose of any real property or any direct or indirect interest in any real property;

(n) make any material change to its accounting methods, policies or practices with respect to the maintenance of books of account and records, except as required by GAAP or applicable Law;

(o) (i) make, change or revoke any material Tax election, (ii) change any Tax accounting period or any material method of Tax accounting, (iii) amend any material Tax Return or file any claim for a material Tax refund, (iv) enter into any “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law) or other material agreement with any Taxing Authority or request any ruling from any Taxing Authority that would have binding effect on the Company or any of its Subsidiaries after the Closing, (v) settle or compromise any material Tax claim or Tax Proceeding or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, (vi) enter into any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes) or (vii) other than in the ordinary course of business, consent to any extension or waiver of any statute of limitations or period for assessment or collections of any material Taxes;

(p) make any capital expenditures or commitments for capital expenditures, or enter into any fleet capital leases, in each case other than in the ordinary course of business consistent with past practice;

(q) forgive, cancel or compromise any material debt or claim, or waive, release or assign any right or claim of material value, other than in the ordinary course of business consistent with past practice;

(r) enter into any settlement, compromise or release contemplating or involving any admission of wrongdoing or misconduct or providing for any relief or settlement other than the payment of money not in excess of $5,000,000 individually or $25,000,000 in the aggregate;

(s) adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Mergers); or

(t) authorize any of, or agree or commit to do any of, the foregoing actions.

Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries.

5.3. Preservation of Parent Business. During the Interim Period, Parent shall not, and shall cause its Subsidiaries not to, other than as otherwise required or expressly permitted by this Agreement, with the prior written consent of the Company, as required by applicable Law or as set forth in Section 5.3 of the Parent Disclosure Letter:

(a) amend or otherwise change the Organizational Documents of Parent such that any of the Significant Stockholders’ rights under the Stockholders Agreement would not be given full effect;

(b) merge or consolidate with any other Person or acquire a material amount of the stock or assets of any other Person or effect any business combination, recapitalization or similar transaction (other than the Mergers) if such action would reasonably be expected to materially delay or prevent the satisfaction of the conditions set forth in Section 6.3 or Section 7.3.;

(c) declare or pay any dividend on shares of Parent Common Stock, other than ordinary course quarterly dividends in accordance with past practice (including increases in the amount thereof);

(d) engage in any action or activity that would require Parent to obtain the approval of its stockholders in connection with the consummation of the transactions contemplated by this Agreement prior to Closing or

(e) authorize any of, or agree or commit to do any of, the foregoing actions.

5.4. Exclusivity. During the Interim Period, except as otherwise provided herein, the Company and its Affiliates shall not, and shall cause their Subsidiaries and their respective Representatives not to, directly or indirectly, solicit, initiate, knowingly encourage or assist, or respond to the submission of any proposal or offer from any Person relating, with respect to the Company or any of its Subsidiaries, to any (i) liquidation, dissolution or recapitalization, (ii) merger or consolidation, (iii) acquisition or purchase of all or a significant portion of the assets of, or any equity interest in, the Company or any of its Subsidiaries or (iv) similar transaction or business combination (a “Competing Transaction”), nor participate in any or continue any ongoing discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage, any effort or attempt by any Person to pursue or effect a Competing Transaction or enter into any agreement with respect to a Competing Transaction. The Company shall, and shall instruct all Representatives acting on its and its Affiliates’ behalf to immediately cease any existing activities, discussions and negotiations with any Persons with respect to any of the foregoing. As soon as reasonably practicable after the date hereof, the Company shall instruct each Person (other than Parent and the Merger Subs and their representatives) in possession of confidential information about the Company that was furnished pursuant to a confidentiality agreement within the prior twelve (12) months in connection with any actual or potential proposal by such Person to acquire the Company (or any portion thereof) to promptly return or destroy all such information, subject to the terms of such confidentiality agreement.

5.5. Efforts.

(a) Subject to the terms and conditions hereof, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, including using its reasonable best efforts to obtain or make all necessary or appropriate filings required under applicable Law and to lift any injunction or other legal bar to the consummation of the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement. None of the parties shall knowingly take, cause or permit to be taken any action which such party reasonably expects is likely to materially delay or prevent consummation of the transactions contemplated by this Agreement.

(b) The Company shall use its commercially reasonable efforts to obtain any consents required pursuant to the Material Contracts in connection with the consummation of the transactions contemplated by this Agreement, and Parent shall use its commercially reasonable efforts to cooperate with the Company in such efforts. Anything to the contrary in this Agreement notwithstanding, nothing herein shall obligate or be construed to obligate the Company or any of its Affiliates to make, or to cause to be made, any payment to any third party in order to obtain the consent or approval of such third party under any Material Contract or otherwise and the Company and its Affiliates shall not do or commit to do so without the prior written consent of Parent.

(c) The Company and Parent will, at the time determined by the Parent (but in any event no earlier than ten (10) Business Days after the date hereof) and on no less than five (5) Business Days’ notice to the Company, file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) the notification and report forms required for the transactions contemplated hereby, and subsequent to such filings, Parent and the Company will provide any supplemental information that may be requested in connection therewith pursuant to the HSR Act, which notification and report forms and supplemental information will comply in all material respects with the requirements of the HSR Act. Each of Parent and the Company will promptly furnish to the other (x) all necessary information as the other may reasonably request in connection with the preparation of any filing or submission pursuant to the HSR Act and (y) copies of all written communications (and memoranda setting forth the substance of any oral communication) with any Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, that Parent or Company can redact discussions of the transaction value and reasonably designate applicable materials as for review by the other’s outside counsel only. The Company will consult with Parent prior to any meetings, by telephone or in person, with the staff of a Governmental Authority in connection with the transactions contemplated by this Agreement, and Parent will have the right to have a representative present at any such meeting to the extent permitted by such Governmental Authority and reasonably practical. Parent will consult with the Company prior to any meetings, by telephone or in person, with the staff of a Governmental Authority in connection with the transactions contemplated by this Agreement, and the Company will have the right to have a representative present at any such meeting to the extent permitted by such Governmental Authority and reasonably practical.

(d) The parties shall (i) respond as promptly as practicable to any inquiries or requests for documentation or information or any request for additional information (a “second request”) received from the FTC or the DOJ and to all inquiries and requests received from any other Governmental Authority in connection with Competition Law matters, and (ii) use their reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under any Competition Laws and to cause the waiting periods, approvals or other requirements under the HSR Act and all other Competition Laws to terminate or expire or be obtained prior to the Termination Date.

(e) Without limiting the generality of the foregoing, in connection with the efforts referenced in Sections 5.5(c) and (d) to obtain all necessary consents, approvals, waivers and authorizations of any Governmental Authority required pursuant to the HSR Act, each party to this Agreement shall: (i) cooperate fully with the other parties hereto, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by any other party hereto to evidence or reflect the Mergers (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) use reasonable best efforts to give all notices (if any) required to be made and given by such party to any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver or authorization required to be obtained by such party in connection with the Mergers or any of the other transactions contemplated by this Agreement; and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Mergers; provided, however, that nothing contained in this Agreement shall require Parent, the Company or a Merger Sub to take, or cause to be taken, any action with respect to any of the assets, businesses or product lines of the Company or any of its Subsidiaries, or of Parent or any of its Subsidiaries (including the Surviving Company), or any combination thereof, (x) that is not conditioned on the consummation of the Mergers or (y) if such action would require the divestiture or holding separate (or any other remedy) of or with respect to any assets of Parent, the Company or any of their Subsidiaries representing, in the aggregate, in excess of $2,000,000,000 of revenue generated between (and inclusive of) January 1, 2013 and December 31, 2013 (any such requirement set forth in clause (y), a “Burdensome Condition”). If requested by Parent, the Company will agree to any action contemplated by this Section 5.5, provided that any such agreement or action is conditioned on the consummation of the Mergers. In furtherance of the foregoing, each of Parent and each Merger Sub agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority or other Person whose consent or approval is sought hereunder. The foregoing agreement in this section is made solely to facilitate the closing of the Mergers and does not constitute a representation or admission that the Mergers, if consummated without any modification, would violate any Competition Laws or that agreeing to the divestitures, hold separate conditions or other restrictions permitted herein or suggested by any Person or authority acting under any Competition Law would not be harmful to the parties. Notwithstanding anything in this Agreement to the contrary, Parent shall have the right, but not the obligation, to oppose by refusing to consent to, through litigation or otherwise any request, attempt or demand by any Governmental Authority or other Person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of either Parent or the Company and shall have the obligation to defend litigation instituted by such Governmental Authority or other Person with respect to the legality of the Mergers under applicable Competition Laws. Notwithstanding the foregoing, Parent shall take all actions required under this Section 5.5, in a timely manner, as are necessary to achieve the clearance or approval of the Governmental Authority or other Person prior to the Termination Date, provided, however, that Parent shall not be required to take actions that would amount to a Burdensome Condition. If there is no decree, order or injunction restricting or prohibiting the Mergers but an appeal is pending, Parent shall not be obligated to proceed to close the Mergers until the Termination Date, as such date may be extended pursuant to Section 8.1(b), and if such appeal remains pending on such Termination Date, Parent shall be obligated to close the Mergers on such date, provided that on such date all other conditions to Closing have then been satisfied. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.

5.6. Certain Tax Matters. Each of the parties shall, and shall cause each of its respective Subsidiaries to, use reasonable efforts to obtain the tax opinion referenced in Section 7.8 hereof. None of the parties shall (and shall cause their respective Subsidiaries not to) take or fail to take any action which action (or failure to act) would reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.7. Maintenance of Insurance. The Company and its Subsidiaries shall use reasonable best efforts to continue to carry their existing insurance through the Closing in all material respects, and shall use reasonable best efforts not to allow any material breach, default or cancelation (other than expiration and replacement of policies in the ordinary course of business consistent with past practice) by the Company or its Subsidiaries of such insurance policies or agreements that are material to the Company and its Subsidiaries, taken as a whole, to occur or exist without the consent of Parent (not to be unreasonably withheld, delayed or conditioned).

5.8. Employment Matters.

(a) Compensation and Benefits. Parent shall provide each employee of the Company or any of its Subsidiaries (other than any employee of the Company or any of its Subsidiaries who is covered by a collective bargaining agreement as of the Closing Date (a “Union Employee”)) as of the Closing, for so long as they remain employed with Parent or any of its Affiliates (including the Surviving Company) after the Closing (any such employee, a “Continuing Employee”) with: (i) from the Closing Date through at least December 31, 2014, an annual rate of base salary or hourly wages, as applicable, that is the same as the annual rate of base salary or hourly wages, as applicable provided to such Continuing Employee immediately prior to the Closing; (ii) subject to the final sentence of this section 5.8(a) (A) if the Closing Date occurs on or prior to the last day of the Company’s 2014 fiscal year, within 75 days after the

Closing Date, a payment to each Continuing Employee (whether or not employed following the Closing Date) of an amount in respect of such Continuing Employee’s annual cash bonus otherwise due in respect of the Company’s 2014 fiscal year pursuant to the applicable Benefit Plan (the “2014 Bonus Amount”), and such 2014 Bonus Amount shall be prorated based on the period between December 29, 2013 and the Closing Date relative to 365 days; but if (B) the Closing Date occurs in 2015, then (x) the Company shall determine and make payment of each Continuing Employee’s 2014 Bonus Amount based on the Company’s achievement of the 2014 performance target in the ordinary course of business and (y) within 75 days after the Closing Date, a payment to each Continuing Employee (whether or not employed following the Closing Date) of an amount in respect of such Continuing Employee’s annual cash bonus otherwise due in respect of the Company’s fiscal year ending on December 31, 2015 pursuant to the applicable Benefit Plan (the “2015 Bonus Amount”), and such 2015 Bonus Amount shall be prorated based on the period between the first day of the Company’s 2015 fiscal year and the Closing Date relative to 365 days; and (iii) from the Closing Date through at least the last day of the Company’s 2014 fiscal year, employee benefits on the same terms and conditions as provided under the Benefit Plans as in effect immediately prior to the Closing; provided, however, if the Closing occurs in 2015, then such employee benefits as shall be determined by Parent in consultation reasonably and in good faith with the Company’s senior management, taking into account the terms of such employee benefits as they existed prior to the Closing; provided, further, that in all cases, the U.S. Foodservice, Inc. Defined Pension Benefit Plan (the “Defined Benefit Plan”) shall be maintained as in effect on the date of this Agreement through the last day of the Company’s 2014 fiscal year. In respect of clause (ii) of this Section 5.8(a), the 2014 Bonus Amount and the 2015 Bonus Amount shall be based on a bonus opportunity and performance criteria established by the Company reasonably and in good faith in the ordinary course of business consistent with past practice under the applicable Benefit Plan that is an annual cash bonus plan in which such Continuing Employee participates (and for the avoidance of doubt the Company may adjust in the ordinary course of business consistent with past practice the target opportunity of any Continuing Employee who is promoted in a manner otherwise permitted under Section 5.2(c) of this Agreement).

(b) Recognition of Service; Pre-existing Conditions. Periods of employment with the Company or any of its current or former Affiliates, to the extent previously recognized under any analogous Benefit Plan of the Company and its Affiliates, shall be taken into account for all purposes, including, as applicable, eligibility for participation, vesting, level of benefits, and benefit accrual of any Continuing Employee under the corresponding employee benefit plan offered by Parent or an Affiliate of Parent to the Continuing Employees, including vacation plans or arrangements, defined contribution, and any severance and welfare plans; provided, however, that Parent and its Affiliates shall not be required to recognize such service (x) for purposes of benefit accrual under defined benefit pension plans (other than the Defined Benefit Plan), (y) for purposes of plans which are frozen to new participants, or (z) to the extent such credit would result in duplication of benefits. Additionally, Parent shall use commercially reasonable efforts to (i) waive any limitation on health insurance coverage of the Continuing Employees and their eligible dependents due to pre-existing conditions under all applicable medical plans of Parent or an Affiliate of Parent to the extent such condition was satisfied or waived under the comparable Benefit Plan prior to the Closing Date and (ii) credit all Continuing Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such Person, in each case, under the comparable Benefit Plan prior to the Closing Date during the plan year in which the Closing Date occurs for the purpose of determining the extent to which any such Person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health insurance plans of Parent or an Affiliate of Parent for such year.

(c) Severance. Notwithstanding anything in subsection (a) above, with respect to any Continuing Employee whose employment is terminated by Parent or any of its Affiliates on or prior to June 30, 2015, under any circumstances that would give rise to a right to severance payments and benefits under the US Foods, Inc. Severance Plan, restated effective as of July 31, 2013 (the “Severance Plan”), subject to such Continuing Employee’s execution of a release of claims in a form customarily provided by Parent to its similarly situated employees, Parent shall provide each such Continuing Employee with the greater of (a) the severance payments and benefits that such Continuing Employee would have received under the Severance Plan and (b) the severance payments and benefits due to a similarly situated employee of Parent or its Affiliates, as applicable, pursuant to the Sysco Corporation Involuntary Severance Plan or any successor plan thereto in effect on the date of such termination (and for the avoidance of doubt in each case, such Continued Employee shall be credited for all service with the Company, Parent and their respective Affiliates as provided in Section 5.8(b) above); provided, however, if any such Continuing Employee is entitled to severance benefits under an individual severance, employment or similar agreement, the terms of such agreement and not this Section 5.8(c) shall govern.

(d) Union Matters. Notwithstanding the foregoing, with respect to any Union Employee, Parent shall provide for such compensation and benefits as are required to be provided to such Union Employee pursuant to the terms of any applicable collective bargaining agreement.

(e) Third Party Beneficiaries. Nothing in this Section 5.8 shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan or (ii) prohibit Parent or any of its Affiliates from amending or terminating any employee benefit plan or from terminating the employment of any Continuing Employee or Union Employee. The provisions of this Section 5.8 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 5.8, express or implied, shall confer upon any Continuing Employee or Union Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such employee or other Person under an employee benefit plan that such employee or beneficiary or other Person would not otherwise have under the terms of that employee benefit plan without regard to this Agreement.

5.9. Section 280G. Prior to the Closing Date, the Company shall have submitted to a vote of the shareholders of the Company for their determination all payments or benefits that in the absence of such a vote could reasonably be viewed as “parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder), made to any individuals that are “disqualified individuals” (within the meaning of Section 280G(c) of the Code and the regulations thereunder); provided that in no event shall this Section 5.9 be construed to require the Company or any Subsidiary to actually obtain shareholder approval. Such shareholder vote shall be carried out pursuant to the procedures and requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, and at least five (5) Business Days prior to the date the Company submits all relevant arrangements for such shareholder approval, the Company shall provide Parent, for its review and reasonable comment, a copy of the documentation proposed to be submitted (including any waivers necessary to validly hold the vote referenced above) and the calculations prepared under Section 280G of the Code, upon which the shareholder vote is being sought. Within forty-five (45) days following the date of this Agreement, with respect to each “disqualified individual” of the Company (as defined above), the Company shall furnish (i) a schedule that sets forth (A) the Company’s reasonable, good faith estimate of all payments or benefits that could be provided to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (B) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual, and (ii) the underlying data and documentation on which such schedule is based.

5.10. Public Announcements. The Company and Parent shall agree on a press release announcing the entering into of this Agreement and the transactions contemplated hereby. Thereafter, each party hereto will consult with the other party before issuing any other press release or otherwise making any public statements or disclosures with respect to the transactions contemplated by this Agreement, including the terms hereof, and each party shall not, without the prior written consent of the other party (which consent will not be unreasonably withheld, delayed or conditioned), issue any such press release or make any such public statement with respect to the transactions contemplated by this Agreement, except as may be required by applicable Law or regulation (including any New York Stock Exchange requirement).

5.11. Indemnification of Directors and Officers.

(a) For six (6) years from and after the Effective Time, (i) Parent shall cause the Surviving Company to indemnify and hold harmless all past and present employees, agents, officers and directors of the Company and of its Subsidiaries to the same extent such Persons are currently indemnified by the Company and its Subsidiaries pursuant to the Company’s and its Subsidiaries’ Organizational Documents as in effect on the date hereof for acts or omissions occurring at or prior to the Effective Time, and for such period of time Parent shall not, and shall not permit the Surviving Company or its Subsidiaries to, amend, repeal or modify any provision in the Surviving Company’s or any of its Subsidiaries’ Organizational Documents relating to the exculpation or indemnification of present and former officers and directors as in effect in the Company’s or any of its Subsidiaries’ Organizational Documents immediately prior to the Effective Time, except as required by applicable Law and (ii) Parent shall cause the Surviving Company to honor any indemnification agreements in effect between the Company or any of its Subsidiaries and any past or present employees, agents, officers or directors of the Company or its Subsidiaries as in effect as of the date hereof. If the Surviving Company or any of its successors or assigns shall: (x) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (y) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations set forth in this Section 5.11.

(b) Parent shall cause the Surviving Company and its Subsidiaries to maintain in effect for six (6) years from the Closing Date directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance for events occurring at or prior to the Effective Time (“D&O Insurance”) on terms not less favorable than such existing insurance coverage; provided that the Surviving Company and its Subsidiaries shall not be required, and Parent shall not be required to cause the Surviving Company and its Subsidiaries, to pay for the D&O Insurance in an annual amount in excess of two hundred fifty percent (250%) of the annual premium currently paid as of the date hereof by the Company and its Subsidiaries for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such maximum amount. Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries will, with Parent’s prior written consent, and at Parent’s request shall, prior to the Effective Time, purchase six (6) years run-off directors’ and officers’ liability insurance that is dedicated to the Company and its Subsidiaries and not shared with any other entity that is unrelated to the Company and its Subsidiaries (“Runoff D&O Insurance”); provided that payment for such insurance coverage provided by such Runoff D&O Insurance shall not exceed two hundred fifty percent (250%) of the annual premium currently paid as of the date hereof by the Company and its Subsidiaries for such insurance without Parent’s prior written consent. If the cost of the Runoff D&O Insurance would require an expenditure that exceeds such amount and Parent does not so consent, the Surviving Company shall, and Parent shall cause the Surviving Company to, obtain policies with the greatest coverage available for a cost not exceeding such maximum amount. Any such Runoff D&O Insurance policies will satisfy Parent’s obligation under this Section 5.11(b) to provide D&O Insurance; provided that in the event that any claim is brought under such D&O Insurance, the policy shall be maintained until final disposition thereof.

(c) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to or in substitution for any such claims under such policies.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the past and present officers and directors of the Company and of its Subsidiaries and their respective heirs and legal representatives. The rights to indemnification and advancement and the other rights provided for herein shall not be deemed exclusive of any other rights to which such a Person is entitled, whether pursuant to applicable Law, contract or otherwise.

5.12. Termination of Affiliate Agreements. At or prior to the Effective Time, unless otherwise directed in writing by Parent or provided elsewhere herein, the Company shall terminate, or otherwise amend to exclude the Company and any of its Subsidiaries as a party thereto, all Affiliate Agreements to the extent provided on Section 5.12 of the Disclosure Letter and shall take such other actions specified on Section 5.12 of the Company Disclosure Letter.

5.13. Appraisal Notice. The Company shall prepare and mail (which may be included in the S-4) an appraisal notice as and to the extent required pursuant to Section 262 of the DGCL to any holder of Common Stock that has not consented to this Agreement and the Mergers that complies with applicable Law, in a form reasonably acceptable to Parent and at a time reasonably agreed with Parent.

5.14. Financing. The Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and its Subsidiaries’ officers, directors, employees, agents, and other representatives (collectively, “Representatives”) to, provide all cooperation that is reasonably requested by Parent to assist Parent and the Merger Subs in the arrangement of any third party debt financing (including any debt capital markets financing) for the purpose of funding the payment of the Aggregate Cash Amount and the repayment, redemption, purchase, defeasance or discharge of any outstanding Indebtedness for borrowed money of the Company and its Subsidiaries (including pursuant to a Debt Offer, the Existing Credit Facility Terminations or a CMBS Transaction)), and the payment of fees and expenses incurred in connection therewith (the “Financing”), including but not limited to (i) as promptly as reasonably practicable, furnishing to Parent and the Financing Sources such financial and other information relating to the Company customary or reasonably necessary for the completion of such Financing to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents to be used for the completion of the Financing (“Financing Offering Materials”); (ii) using commercially reasonable efforts to cooperate with the marketing efforts of Parent and the Financing Sources, including using commercially reasonable efforts to participate in a reasonable number of requested meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the Company’s senior management and Representatives, presentations, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing; (iii) delivering (A) audited consolidated balance sheets and related audited statements of comprehensive income (loss), stockholders’ equity and cash flows of the Company (the “Audited Annual Financials”) for each of the three most recently ended fiscal years that have ended at least 90 days (or 75 days in the case of any fiscal year ended after December 31, 2013) prior to the Closing Date (and the audit reports for such financial statements shall not be subject to any “going concern” qualifications) and (B) unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows of the Company (the “Quarterly Financials”) for each subsequent interim quarterly period that has ended at least 40 days prior to the Closing Date, in the case of each of clauses (iii)(A) and (iii)(B), meeting the requirements of Regulation S-X under the Exchange Act as would be applicable to an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q, as applicable (it being further agreed that (x) the Company shall deliver to Parent the consolidated financial statements of the Company described in this clause (iii) in respect of any such fiscal period (other than Audited Annual Financials for its 2011 and 2012 fiscal years) no later than the date upon which the corresponding consolidated financial statements of the Operating Subsidiary for such fiscal period are filed with the SEC and (y) the Company shall deliver to Parent the Audited Annual Financials for its 2011 and 2012 fiscal years no later than the date upon which it delivers the Audited Annual Financials for its 2013 fiscal year); (iv) using commercially reasonable efforts to cause the Company’s independent accountants to provide reasonable assistance to Parent consistent with their customary practice (including to consent to the use of their audit reports on the consolidated financial statements of the Company and its Subsidiaries in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Exchange Act, and to provide any “comfort letters” necessary and reasonably requested by Parent in connection with any debt capital markets transaction comprising a part of the Financing, in each case, on customary terms and consistent with their customary practice); and (v) to the extent that the Company or any of its Subsidiaries are to be party to the Financing following the occurrence of the Effective Time, (x) using commercially reasonable efforts to obtain customary legal opinions and executing and delivering customary closing certificates and documents at the Closing as may be reasonably requested by Parent in connection with the Financing, (y) using commercially reasonable efforts to facilitate the execution and delivery at the Closing of definitive documents (including loan agreements, customary guarantee documentation (if applicable) and other applicable loan documents) related to the Financing, and (z) as long as such information is requested by the Financing Sources at least ten (10) Business Days prior to the Closing Date, providing to the Financing Sources, at least five (5) Business Days prior to the Closing Date, all customary and reasonable documentation and other information required by regulatory authorities with respect to the Company under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, as amended; provided, however, that nothing in this Section 5.14 shall require such cooperation to the extent it would (A) unreasonably disrupt or interfere with the business or operations of the Company or any of its Subsidiaries or the conduct thereof or (B) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Financing, prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor), or incur any liability in connection with the Financing that is effective prior to the occurrence of the Effective Time, or (C) subject to Section 5.15 below, require the Company or any of its Subsidiaries to enter into any instrument or agreement, or agree to any change or modification to any instrument or agreement, that is effective prior to the occurrence of the Effective Time or that would be effective if the Effective Time does not occur. Without limiting the foregoing proviso, Parent agrees, promptly upon request, to reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs, fees and expenses (including fees and disbursements of counsel) in connection with the Financing promptly following the incurrence thereof (limited, in the case of any costs, fees and expenses for preparing the consolidated financial statements of the Company described in clause (iii) of the preceding sentence, to the incremental costs, fees and expenses for preparing such financial statements in excess of the costs, fees and expenses of preparing the corresponding financial statements of the Operating Subsidiary). Parent shall indemnify and hold harmless the Company, the Significant Stockholders, its and their respective Affiliates, and its and their respective Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with any action taken, or cooperation provided, by the Company or its Subsidiaries or any of their respective Representatives at the request of Parent pursuant to this Section 5.14 and/or the provision of information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith); in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s or its Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement, as applicable. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing, provided such logos are used solely in a customary manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and on such other customary terms and conditions as the Company shall reasonably impose. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to the Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VI. Notwithstanding anything to the contrary provided herein or in the Confidentiality Agreement, Parent shall be permitted to share all information subject to such agreements with its potential financing sources, subject to customary confidentiality undertakings by such potential financing sources with respect thereto.

5.15. Treatment of Certain Indebtedness.

(a) The Company shall use commercially reasonable efforts to cause the Operating Subsidiary to commence, as soon as reasonably practicable after the receipt of a written request from Parent to do so subsequent to the date of this Agreement, (i) a consent solicitation with respect to any and all of the Operating Subsidiary’s outstanding 8.5% Senior Notes due 2019 (the “Notes”) on substantially the terms and conditions of the draft Consent Solicitation Statement provided by Parent to the Company on December 8, 2013 (the “Consent Solicitation”) and (ii) if the requisite consents are not received in the Consent Solicitation, an offer to purchase any and all of the Notes on or (if required) after the Closing Date on terms and conditions that satisfy the requirements for a “Change of Control Offer” as defined in the Note Indenture (the “Change of Control Offer”, and together with the Consent Solicitation, collectively, the “Debt Offers”); provided, that (A) the Company shall not be required to commence any Debt Offer until Parent shall have provided the Company with the necessary offer to purchase, consent solicitation statement, letter of transmittal, supplemental indenture or other related documents in connection with such Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer (it being understood and agreed that Parent has provided the Company the necessary documents related to the Consent Solicitation a reasonable period of time in advance of the date hereof), (B) Parent will consult with the Company regarding the timing and commencement of the Debt Offers and any tender or consent deadlines for the Debt Offers in light of the regular financial reporting schedule of the Operating Subsidiary, the requirements of applicable Law and the requirements of the Note Indenture, (C) Parent shall consult with the Company and afford the Company a reasonable opportunity to review the material terms and conditions of the Debt Offers (it being understood and agreed that the Company has had a reasonable opportunity to review the terms and conditions of the Consent Solicitation prior to the date of this Agreement), (D) the Company shall not be required to commence any Change of Control Offer prior to the date that is 60 days prior to the first date on which the Company and Parent reasonably expect the Closing may occur and (E) the Company will not be required to pay, purchase or otherwise retire any Indebtedness prior to the occurrence of the Effective Time, or seek any waiver or consent from any holder of Indebtedness or agent or representative thereof, in connection with the Change of Control Offer. The closing of the Change of Control Offer, if any, shall be expressly conditioned on the occurrence of the “Change of Control” (as defined in the Note Indenture) pursuant to this Agreement at the Closing. Each Debt Offer shall be conducted in compliance with applicable Law, including SEC rules and regulations, to the extent applicable. None of the Notes shall be required to be accepted for purchase or purchased prior to the Closing Date. The Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and its Subsidiaries’ Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Offers; provided, however, that nothing herein shall (x) require such cooperation to the extent it would unreasonably disrupt or interfere with the business or operations of the Company or any of its Subsidiaries or the conduct thereof, or (y) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment, prior to the occurrence of the Effective Time (except to the extent that Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor). Without limiting the foregoing, the Company and its Subsidiaries shall, or shall cause their counsel to, furnish legal opinions in customary form and scope relating to the Company and its Subsidiaries or required by the Note Indenture, in each case, required in connection with the Consent Solicitation.

(b) Following the commencement of the Debt Offers, the Company shall not, and shall cause its Subsidiaries not to, make any change to the terms and conditions of the Debt Offers, unless such change is previously approved by Parent in writing or is required by Applicable Law, or (in the case of the Change of Control Offer) is required pursuant to the terms of the Note Indenture.

(c) Subject to Section 5.15(a), the Company shall not, without the written consent of Parent, waive any condition to the Debt Offers other than as agreed in writing between Parent and the Company.

(d) The Company covenants and agrees that, promptly following the expiration date of the Consent Solicitation, if the requisite valid consents from holders of the Notes have been received in accordance with the Note Indenture and the terms of the Consent Solicitation, the Company shall cause the Operating Subsidiary and its other Subsidiaries party to the Note Indenture to, and to use commercially reasonable efforts to cause the Note Trustee to, execute a supplemental indenture to the Note Indenture for which the requisite consent has been received, to implement the amendments to the Note Indenture described in the Debt Offer Documents with respect to the Consent Solicitation; provided, that no such amendment shall (x) be effective until immediately prior to the Effective Time unless the operative provisions of such supplemental indenture would, by their terms, revert and be deemed never to have been in effect in the event that this Agreement is terminated in accordance with the provisions hereof or would cease to apply if the Effective Time never occurs or (y) be operative with respect to any period prior to the Effective Time.

(e) Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offers, including the Debt Offer Documents. Parent and the Company shall, and the Company shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause its and its Subsidiaries’ Representatives to, reasonably cooperate with each other in the preparation of the Debt Offer Documents (including all amendments and supplements proposed by Parent). The Debt Offer Documents (including all amendments or supplements thereto) and all other communications with the holders of the Notes in connection with the Debt Offers (including, without limitation, any materials provided, furnished or filed pursuant to the next succeeding sentence) shall be subject to prior review of, and comment by, Parent and the Company and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offers, any information should be discovered by the Company or Parent that either the Company or Parent reasonably believes should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the applicable Notes (which amendment or supplement and dissemination may, at the reasonable direction of Parent, take the form of the furnishing or filing of a Current Report on Form 8-K). Notwithstanding anything to the contrary in this Section 5.15, the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Subsidiaries to, comply with the requirements of Rule 14e-l under the Exchange Act, to the extent applicable, and (to the extent permitted by the Note Indenture) any other applicable Laws to the extent such Laws are applicable in connection with the Debt Offers and such compliance will not be deemed a breach of this Section 5.15.

(f) In connection with the Consent Solicitation, Parent may select one or more solicitation agents, tabulation agents, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith, and the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, enter into customary agreements with such parties so selected (subject to Section 5.15(i) hereof). The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cooperate with such parties so selected.

(g) If requested by Parent in writing, in lieu of or in addition to commencing or consummating a Debt Offer for the Notes, the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, (i) issue one or more notices of optional redemption for all of the outstanding aggregate principal amount of such Notes, pursuant the Note Indenture in order to effect a redemption on (or, at the option of Parent, following) the Closing Date; provided that (A) such redemption notice shall be subject to and conditioned upon the occurrence of the Effective Time, and (if Parent elects) the receipt by Parent of financing in an amount sufficient to effect such redemption in full, and (if the Company elects) the receipt by the Company no later than the redemption time specified in such redemption notice of funds in an amount sufficient to effect such redemption in full and (B) the Company shall not be required to issue any such notice while any prior such notice is outstanding, or any notice for any redemption pursuant to Section 1001(b) of the Note Indenture, and (ii) provide any other cooperation reasonably requested by Parent to facilitate the redemption of the Notes (and/or, if elected by Parent, satisfaction and discharge of such Notes pursuant to the Note Indenture) effective as of (or at Parent’s election, following) and conditioned upon the occurrence of the Effective Time. The redemption and (if applicable) satisfaction and discharge of the Notes pursuant to the preceding sentence are referred to collectively as the “Discharge” of the Notes. Parent shall deposit or cause to be deposited funds with the Note Trustee sufficient to fund any such Discharge no later than the redemption time specified in the applicable redemption notice.

(h) The Company shall, and shall cause its Subsidiaries to, (A) deliver all notices and take all other reasonable actions solely in the Company’s control required to cause (and shall use commercially reasonable efforts to otherwise effect) (i) the repayment in full on the Closing Date (or in the case of letters of credit, cash collateralization, to the extent that Parent shall not have entered into an alternative arrangement with the issuing bank) of all obligations then outstanding under, (ii) the release on the Closing Date of all Liens securing such obligations in connection with such repayment, and (iii) the termination (to the extent provided therein and pursuant to the terms thereof) on the Closing Date (such repayments, releases, and terminations, the “Existing Credit Facility Terminations”) of (x) that certain Credit and Security Agreement, dated as of August 27, 2012 (as amended, the “ABS Credit Agreement”), among RS Funding, Inc., the Operating Subsidiary, Wells Fargo Bank, National Association, as administrative agent, and the other agents, lenders, and other parties thereto, including using commercially reasonable efforts to obtain a payoff letter in customary form from the lenders under the ABS Credit Agreement (it being understood that a “payoff letter in customary form” shall indicate the total amount required to be paid to fully satisfy all obligations of the Company and its subsidiaries in respect of the applicable indebtedness and state that all Liens in connection therewith relating to the assets of the Company or its Subsidiaries shall be released upon the payment of such amount on the Closing Date), (y) that certain ABL Credit Agreement, dated as of July 3, 2007, among the Operating Subsidiary, the subsidiaries of the Operating Subsidiary party thereto (if any), Citicorp North America, Inc., as administrative agent, and the other agents, lenders, and other parties thereto (as amended, the “ABL Credit Agreement”), including using commercially reasonable efforts to obtain a payoff letter in customary form from the agent under the ABL Credit Agreement, and (z) that certain Credit Agreement, dated as of May 11, 2011, among the Operating Subsidiary, Citicorp North America, Inc., as administrative agent, and the other agents, lenders, and other parties thereto (as amended, the “Secured Term Loan Agreement”; and together with the ABS Credit Agreement and the ABL Credit Agreement, collectively, the “Credit Agreements”), including using commercially reasonable efforts to obtain a payoff letter in customary form from the agent under the Secured Term Loan Agreement, and (B) deliver all notices and provide Parent any cooperation or assistance reasonably requested by Parent (including, without limitation, by ensuring that USF Propco I, LLC remains a direct, wholly-owned subsidiary of and controlled by the Operating Subsidiary from the date of this Agreement to the Effective Time) to facilitate the assumption, defeasance or partial defeasance of, or substitution or sublease under, or other modification of the Company’s existing commercial-mortgage backed security facility under that certain Loan and Security Agreement between USF Propco I, LLC, dated as of July 3, 2007 and related instruments and agreements, effective as of and conditioned upon the occurrence of the Effective Time (a “CMBS Transaction”); provided, that (A) Parent shall provide all funds required to effect all such repayments and cash collateralization of letters of credit and the Company shall have no obligation to effect any such alternative arrangement for letters of credit and (B) in no event shall this Section 5.15(h) require the Company or any of its Subsidiaries to (w) cause any of the Existing Credit Facility Terminations or any CMBS Transaction to be effective until the Closing shall have occurred; or (x) issue any prepayment, commitment termination, commitment reduction or other similar notice under or in connection with the ABS Credit Agreement prior to the occurrence of the Effective Time, unless the requisite agents and requisite lenders party thereto have consented to permit such notice to be subject to and conditioned upon the occurrence of the Effective Time (it being understood that the Company will use commercially reasonable efforts to request that such agents and lenders so permit), in which case such notice shall be subject to and conditioned upon the occurrence of the Effective Time and (if the Company so elects) receipt by the Company of funds in an aggregate amount sufficient to pay in full all principal, interest, premiums, penalties, breakage costs, fees and other monetary obligations owing under the ABS Credit Agreement); or (y) issue any prepayment, commitment termination, commitment reduction or other similar notice under or in connection with the ABL Credit Agreement or the Secured Term Loan Agreement unless such notice shall be subject to and conditioned upon the occurrence of the Effective Time and (if the Company so elects) receipt by the Company of funds in an aggregate amount sufficient to pay in full all principal, interest, premiums, penalties, breakage costs, fees and other monetary obligations owing under such Credit Agreement; or (z) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Existing Credit Facility Terminations or any CMBS Transaction, prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor) or incur any liability in connection with the Existing Credit Facility Terminations or any CMBS Transaction that is effective prior to the occurrence of the Effective Time.

(i) Parent shall pay the fees and out-of-pocket expenses of any dealer manager, information agent, solicitation agent, tabulation agent, depositary or other agent retained in connection with the Debt Offers upon the incurrence of such fees and out-of-pocket expenses, and Parent further agrees to promptly reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs, fees and expenses (including fees and disbursements of counsel) in connection with the Debt Offers, the Discharge of any Notes, the Existing Credit Facility Terminations and any CMBS Transaction promptly following the incurrence thereof. Parent shall indemnify and hold harmless the Company, the Significant Stockholders, its and their respective Affiliates and its and their Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with the Debt Offer, the Discharge of any Notes, the Existing Credit Facility Terminations and any CMBS Transaction and/or the provision of information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith); in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s or its Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement, as applicable.

5.16. Preparation of the Form S-4.

(a) Following the date of this Agreement, Parent shall promptly prepare, with the cooperation and assistance of (and after review by) the Company and its counsel and accountant and cause to be filed with the SEC, a registration statement on Form S-4 in connection with the issuance of the shares of Parent Common Stock in the Mergers and the Company shall promptly prepare, with the cooperation and assistance of (and after review by) Parent and its counsel and accountant a consent solicitation statement of the Company with respect to the solicitation of consents from the Company’s stockholders with respect to the Company Stockholder Approval will be included as a prospectus (the “Form S-4”), and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4, and the Form S-4 shall include all information reasonably requested by such other party to be included therein. Parent shall promptly notify the Company upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 and shall provide the Company with copies of any correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing or mailing the Form S-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent (i) shall provide the Company an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by the Company and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the Company, which approval shall not be unreasonably withheld, conditioned or delayed. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Common Stock included in the Per Share Common Stock Merger Consideration for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Mergers and the issuance of the shares of Parent Common Stock included in the Per Share Common Stock Merger Consideration.

(b) If prior to the Effective Time, any event occurs with respect to Parent or any Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Form S-4, which is required to be described in an amendment of, or a supplement to, the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 5.16(b) shall limit the obligations of any party under Section 5.16(a).

(c) If prior to the Effective Time, any event occurs with respect to the Company or any Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Form S-4, which is required to be described in an amendment of, or a supplement to, the Form S-4, the Company shall promptly notify Parent of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 5.16(c) shall limit the obligations of any party under Section 5.16(a).

(d) The Company shall cause the consent solicitation statement/prospectus included in the Form S-4 to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act and, upon a request by Parent, seek the Company Stockholder Approval via written consent as soon as practicable after the Form S-4 becomes effective and solicit the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval and shall include such recommendation in the Form S-4, subject to its fiduciary duties under applicable Law and notwithstanding anything herein to the contrary, the Company Board shall be permitted to take such actions as may be necessary to carry out such fiduciary duties.

(e) Parent shall promptly prepare and submit to the New York Stock Exchange a listing application covering the shares of Parent Common Stock issuable in the Initial Merger, and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance, and the Company shall cooperate with Parent with respect to such listing.

5.17. No Solicitation. Each of Parent and the Company shall not, and shall cause its respective Affiliates not to, without the prior written consent of the other party, directly or indirectly, use information received from the other party, its Subsidiaries or representatives in connection with the evaluation and negotiation of the transactions contemplated by this Agreement for purposes of soliciting to employ or hire (whether as an officer, employee or consultant or other independent contractor) any individual who is currently or hereafter becomes a senior officer of the other party or any of its Subsidiaries; provided, however, that the restrictions of this Section 5.17 shall not apply (i) to any general advertisement, or any search firm engagement which, in any such case, is not directed or focused on personnel employed by the other party or its Affiliates or (ii) the solicitation or hiring of any individual whose employment or term in office was terminated by the other party or its Subsidiary.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUBS

The obligations of Parent and the Merger Subs to complete the Closing and effect the Mergers under Article II of this Agreement are subject to the satisfaction (or written waiver by Parent to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

6.1. Accuracy of Warranties. Each of the representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Sections 3.1(b), 3.1(c), 3.1(d) and 3.2, the last sentence of Section 3.4(a), clause (B) of the last sentence of Section 3.4(b), the first sentence of Section 3.14 (with respect only to the matters set forth in Section 5.2(g)), the last sentence of Section 3.14, and Section 3.17 shall be true and correct in all respects (except, with respect to Section 3.1(b) only, for any de minimis inaccuracy) at and as of the date hereof and at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)). Other than the representations and warranties listed in the immediately preceding sentence, each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality, Company Material Adverse Effect or like qualifications therein) shall be true and correct in all respects at and as of the date hereof and the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)), except, in each case, for such failures to be true and correct as would not have or reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

6.2. Compliance with Agreements and Covenants. The Company shall have duly performed and complied with, in all material respects, all of the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it at or prior to the Effective Time.

6.3. HSR Clearance. The applicable approvals, clearances or waiting periods under the HSR Act shall have been obtained, expired or been earlier terminated without the imposition of a Burdensome Condition.

6.4. No Prohibition. No applicable Law shall have been adopted, promulgated or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

6.5. Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

6.6. Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to complete the Closing and effect the Mergers under Article II of this Agreement are subject to the satisfaction (or written waiver by the Company to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

7.1. Accuracy of Warranties. Each of the representations and warranties of Parent and the Merger Subs set forth in Sections 4.1, 4.2(a), 4.2(b), 4.3, 4.5 and the last sentence of Section 4.10 shall be true and correct in all respects (except, with respect to Section 4.2(a) only, for any de minimis inaccuracy) at and as of the date hereof and at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)). Other than the representations and warranties listed in the immediately preceding sentence, each of the representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any materiality, Parent Material Adverse Effect or like qualifications therein) shall be true and correct in all respects at and as of the date hereof and the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)), except for such failures to be true and correct as would not have or reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

7.2. Compliance with Agreements and Covenants. Parent and the Merger Subs shall have duly performed and complied with, in all material respects, all of their covenants, obligations and agreements contained in this Agreement to be performed and complied with by them at or prior to the Effective Time.

7.3. HSR Clearance. The applicable approvals, clearances or waiting periods under the HSR Act shall have been obtained, expired or been earlier terminated.

7.4. No Prohibition. No applicable Law shall have been adopted, promulgated or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

7.5. Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

7.6. Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

7.7. Listing Approval. The shares of Parent Common Stock issuable in connection with the Initial Merger shall have been approved for trading on the New York Stock Exchange, subject to official notice of issuance.

7.8. Tax Opinion. The Company shall have received a written opinion from the Company’s counsel, Simpson Thacher & Bartlett LLP, upon which Parent will also be entitled to rely, in form and substance reasonably satisfactory to the Company and to Parent, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Initial Merger and the Follow-On Merger, taken together, will qualify, for U.S. federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Simpson Thacher & Bartlett LLP shall be entitled to receive and rely upon representations, warranties and covenants of Parent, the Merger Subs, the Company and others reasonably requested by such counsel.

ARTICLE VIII

TERMINATION

8.1. Termination. This Agreement may be terminated at any time on or prior to the Closing Date, whether before or after the Company Stockholder Approval has been received:

(a) With the mutual written consent of each of the Company, Parent and the Merger Subs;

(b) By either the Company or Parent, if the Closing of the Mergers shall not have occurred on or before March 8, 2015 (the “Termination Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.3 or Section 7.3, shall have been satisfied or shall be capable of being satisfied at such time, the Termination Date may be extended by either the Company or Parent from time to time by written notice to the other party, in each case for sixty days, up to a date not beyond September 8, 2015, the latest of any of which dates shall thereafter be deemed to be the Termination Date;

(c) By the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) has not been or is incapable of being cured by Parent prior to the earlier of the (x) Termination Date and (y) sixtieth (60th) calendar day after its receipt of written notice thereof from the Company;

(d) By Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) has not been or is incapable of being cured by the Company prior to the earlier of the (x) Termination Date and (y) sixtieth (60th) calendar day after its receipt of written notice thereof from Parent;

(e) By either the Company or Parent, if (i) there shall be any Law that makes consummation of the Mergers illegal or (ii) any Governmental Authority having competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Mergers, and such Order or other action shall have become final and nonappealable; or

(f) By Parent, if stockholders of the Company representing at least ninety-five percent (95%) of the outstanding Common Stock do not enter into a Voting Agreement substantially in the form attached as Exhibit C hereto within one Business Day following the date hereof.

Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this Section 8.1 shall not be available to any party whose breach of its representations or warranties set forth herein or whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the primary cause of, or primarily resulted in, the failure to satisfy any condition to the obligations of the other party hereunder.

8.2. Expenses. Whether or not the Mergers are consummated and except as otherwise provided in this Agreement or the other transaction documents to be entered into in connection with this Agreement and the transactions contemplated hereby, all expenses incurred in connection with this Agreement and the transactions contemplated hereby (including any applicable stock transfer or similar Taxes) shall be paid by the party incurring such expenses.

8.3. Effect of Termination; Termination Fee.

(a) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(e)(ii) as a result of an order, decree, ruling or other action under Competition Laws or Section 8.1(b) and all of the conditions to Closing set forth in Article VI and Article VII (other than (i) the conditions set forth in Section 6.3 and Section 7.3 and (ii) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of clause (ii), which conditions would be capable of satisfaction if the Closing Date were to occur on the date of such termination) have been satisfied or waived on or prior to the date of such termination, then Parent shall pay to the Company a fee of $300,000,000 (the “Reverse Termination Fee”) (which fee shall be payable within two (2) business days after written notice of such termination, by wire transfer of immediately available funds to an account designated in writing by the Company). If Parent fails to timely pay the Reverse Termination Fee when due pursuant to this Section 8.3, Parent shall pay to the Company interest on such amount at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date such payment was actually received. The Company agrees that in the event that the Reverse Termination Fee is paid to the Company pursuant to this Section 8.3, (i) the payment of such Reverse Termination Fee shall be the sole and exclusive remedy of the Company, its equityholders and all of their Affiliates against Parent, the Merger Subs or any of their directors, officers and other Affiliates for, and (ii) in no event will the Company, its equityholders or any of their Affiliates be entitled to recover any other money damages or any other remedy based on a claim in law or equity with respect to, (1) any loss suffered as a result of the failure of the Mergers to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment to the Company of the Reverse Termination Fee in accordance with this Section 8.3(a), neither Parent, the Merger Subs nor any of their directors, officers or other Affiliates shall have any further liability or obligation to the Company, its equityholders or any of their Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, in any circumstance in which the Reverse Termination Fee is paid (whether due to any willful, intentional or unintentional breach by Parent or a Merger Sub, or for any other reason), then the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Parent, the Merger Subs or any of their Affiliates, equityholders, controlling persons, stockholders, directors, officers, employees, agents or other representatives (the “Parent Related Parties”) for any breach, loss or damage shall be to terminate this Agreement and receive payment of the Reverse Termination Fee, only to the extent provided for by this Section 8.3(a), and upon payment of such amount in accordance with this Section 8.3(a) no Person shall have any rights or claims against any of the Parent Related Parties under this Agreement, in respect of any oral representations made or alleged to be made in connection herewith, in respect of the transactions contemplated hereby, whether at law or equity, in contract, in tort or otherwise, and none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or in respect of the transactions contemplated hereby or thereby. Nothing herein shall limit the Company’s rights under Section 8.4 prior to the termination of this Agreement or the Company’s right to seek payment of and be paid the Reverse Termination Fee in accordance with this Agreement if the Company has pursued alternative remedies hereunder in lieu of pursuing the Reverse Termination Fee and the Company ceases to pursue such remedies without having obtained them.

(b) Each of the Company, Parent and each Merger Sub acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Reverse Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company and its Affiliates in the circumstances in which such fee is paid for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement.

(c) In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement will forthwith become void and have no further force or effect, without any Liability (other than, except as otherwise provided in this Section 8.3, with respect to fraud or willful breach or as set forth in Section 8.2 or this Section 8.3) on the part of Parent, any Merger Sub or the Company. The provisions of Section 8.2, this Section 8.3, Section 9.7, Section 9.11, Section 9.12, Section 9.15 and Section 9.16 and will survive any termination hereof.

8.4. Specific Performance.

(a) Subject to Section 8.3, the parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable remedies to prevent and restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 9.15, in addition to any other remedy to which they are entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the necessity of demonstrating damages or posting any bond or other security in connection therewith.

ARTICLE IX

MISCELLANEOUS

9.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

9.2. Amendment. Prior to the Effective Time, this Agreement may be amended, modified or supplemented, but only in a writing signed by Parent and the Company.

9.3. Notices. Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (i) when received if given in person or by courier or a courier service (providing proof of delivery), (ii) on the date of transmission if sent by confirmed facsimile, (iii) on the next Business Day if sent by an overnight delivery service (providing proof of delivery), or (iv) five (5) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

(a) If to the Company, addressed as follows:

USF Holding Corp.

9399 W. Higgins Road, Suite 600

Rosemont, IL 60018

Attention: Juliette W. Pryor

Facsimile No.: (480) 293-2705

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Marni J. Lerner

Facsimile No.: (212) 455-2502

(b) If to Parent or a Merger Sub, or after the Closing, the Surviving Company, addressed as follows:

Sysco Corporation

1390 Enclave Parkway

Houston, TX 77077-2099

Attention: Russell T. Libby

Facsimile No.: (281) 584-2510

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Andrew R. Brownstein, Esq.
Benjamin M. Roth, Esq.

Facsimile No.: (212) 403-2000

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

9.4. Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

9.5. Counterparts. This Agreement may be executed in counterparts and such counterparts may be delivered in electronic format (including by fax and email). Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart and copies produced therefrom shall have the same effect as an original. To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Law authorizing electronic signatures.

9.6. Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Sections of the Company Disclosure Letter are for convenience only and shall not be deemed part of this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter or be given any effect in interpreting this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Underscored references to Articles, Sections or Exhibits shall refer to those portions of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to dollars or to “$” shall be references to United States dollars.

9.7. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

9.8. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.9. Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) by Parent or the Surviving Company without the prior written consent of the Company; provided that with the consent of Parent, either Merger Sub may assign (in whole but not in part) its rights and obligations under this Agreement to another wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent of its obligations under this Agreement. Any purported assignment in contravention of this Section 9.9 shall be null and void.

9.10. Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and, except for Section 5.11, Section 8.3, Section 9.11 and Section 9.12 no provision of this Agreement shall be deemed to confer upon third parties, either express or implied, any remedy, claim, liability, reimbursement, cause of action or other right.

9.11. No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

9.12. Release. Effective upon the Closing, Parent, on its own behalf and on behalf of the Surviving Company and each of its former, present and future Subsidiaries (each of the foregoing, a “Releasing Party”), hereby releases and forever discharges each former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the Company and its Subsidiaries or any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the foregoing (or a fiduciary of any employee benefit plan of the Company or of any of its present or former Subsidiaries) (each of the foregoing, a “Released Party”) from any and all claims, rights, obligations, debts, liabilities, actions or causes of action of every kind and nature, whether foreseen or unforeseen, contingent or actual, and whether now known or hereafter discovered, which any of the Releasing Parties had, now has or may in the future have, at law or in equity, against any Released Party in any way arising out of, in connection with, pertaining to or by reason of (i) their respective status as such or (ii) any acts or omissions, or alleged acts or omissions, by any of them in their respective capacities as such, which acts or omissions existed or occurred at or prior to the Closing (each, a “Released Claim”); provided, however, that the Releasing Parties expressly do not release their rights and interests (i) under (y) this Agreement or the Stockholders Agreement or (z) the Confidentiality Agreement and the joint defense agreement between the Company and Parent, (ii) with respect to claims, actions, causes of action or any liabilities that arise as a result of actual fraud, intentional misrepresentation or other criminal act by the Released Party or (iii) with respect to any claim of, or liability to, the Company or any of its Subsidiaries (or any successor thereof) against any Released Party to the extent resulting from the Released Party’s status as an employee of the Company or any of its Subsidiaries. Each of Parent and each Merger Sub covenants and agrees that it will honor such release and will not, and will cause the Surviving Company and its Subsidiaries not to, take any action inconsistent therewith (including commencing any Litigation with respect to, or directly or indirectly transferring to another Person, any Released Claim). This Section 9.12 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Released Parties, and shall be binding on all successors and permitted assigns of Parent and the Surviving Company.

9.13. Further Assurances. Upon the reasonable request of Parent or the Surviving Company, each party will, on and after the Closing Date, execute and deliver to the other parties such other documents, assignments and other instruments as may be reasonably required to effectuate the Mergers and to effect and evidence the provisions of this Agreement and the transactions contemplated hereby.

9.14. Entire Understanding. The Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter identified in this Agreement are incorporated herein by reference and made a part hereof. This Agreement, the Confidentiality Agreement and the confidentiality and joint defense agreement between the parties set forth the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede any and all prior agreements, arrangements and understandings among the parties with respect to the subject matter hereof.

9.15. JURISDICTION OF DISPUTES. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY SUCH LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED EXCLUSIVELY IN A COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 9.15 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS; (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE AS AN ALTERNATIVE METHOD OF SERVICE TO SERVICE OF PROCESS IN ANY LEGAL PROCEEDING BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 9.3 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW; PROVIDED, HOWEVER, THAT ANY DISPUTE REGARDING THE CALCULATION OF 2013 ADJUSTED EBITDA SHALL BE GOVERNED EXCLUSIVELY BY THE PROVISIONS OF SECTION 2.10.

9.16. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.16.

9.17. Disclosure Letters. Disclosure in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall apply only to the indicated Section of this Agreement, except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to or relevant to another Section of this Agreement. The inclusion of information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed as an admission that such information is material to any of the Company or its Subsidiaries or to any of Parent or its Subsidiaries, as applicable. In addition, matters reflected in the Company Disclosure Letter or the Parent Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Letter or the Parent Disclosure Letter. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business (except where expressly stated in the relevant representation, warranty or covenant), and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy.

9.18. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.19. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

USF HOLDING CORP.

By:	/s/ Juliette W. Pryor
Name: Juliette W. Pryor
Title: Executive Vice President

SYSCO CORPORATION

By:	/s/ Russell T. Libby
Name: Russell T. Libby
Title: Senior Vice President & General Counsel

SCORPION CORPORATION I, INC.

By:	/s/ Russell T. Libby
Name: Russell T. Libby
Title: Vice President & Secretary

SCORPION COMPANY II, LLC

By:	/s/ Russell T. Libby
Name: Russell T. Libby
Title: Vice President & Secretary

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

Company Disclosure Letter—List of Schedules

Section 1.1(b)	Indebtedness
Section 1.1(c)	Knowledge of the Company
Section 1.1(d)	Permitted Liens
Section 3.1(b)(i)	Holders of Common Stock and Equity Awards Capitalization
Section 3.1(b)(ii)	Capitalization
Section 3.1(c)	Subsidiaries
Section 3.1(d)	Outstanding Indebtedness In Excess of $5,000,000
Section 3.3	Consents and Approvals
Section 3.4(a)	Financial Statements; No Undisclosed Liabilities
Section 3.5	Title to Assets
Section 3.6	Intellectual Property
Section 3.7(a)	Contracts
Section 3.9(a)	Employee Benefit Plans
Section 3.9(c)	Compliance with Laws
Section 3.9(d)	Post-Retirement Benefits
Section 3.9(e)	Multiemployer Plans
Section 3.9(g)	Title IV Plans
Section 3.9(i)	Change-in-Control Benefits
Section 3.10	Taxes
Section 3.11	Litigation
Section 3.12	Regulatory Matters
Section 3.13	Environmental Matters
Section 3.14	Absence of Changes
Section 3.15(a)	Collective Bargaining Agreements and Labor Relations
Section 3.16(a)	Leased Real Property
Section 3.16(b)	Owned Real Property
Section 3.18	Affiliate Agreements
Section 5.2	Preservation of Company Business
Section 5.12	Termination of Affiliate Agreements

Parent Disclosure Letter—List of Schedules

Section 4.2(a)	Knowledge of the Parent
Section 4.2(a)	Capital Structure
Section 4.8	Litigation